CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Earnings Release
Credit Suisse 4Q14 results:
– Core pre-tax income of CHF 1,449 million for strategic businesses and return on equity of 11%
– Reported Core pre-tax income of CHF 1,178 million and return on equity of 8%
– Look-through CET1 ratio of 10.2% as of the end of 4Q14, exceeding the 10% year-end 2014 target
Credit Suisse full-year 2014 results:
– Core pre-tax income of CHF 6,790 million for strategic businesses and return on equity of 12%
– Reported Core pre-tax income of CHF 3,509 million, stable compared to 2013, including the impact of the US cross-border settlement; return on equity of 5%
Private Banking & Wealth Management strategic pre-tax income of CHF 1,007 million in 4Q14 reflects strong loan growth and gains from sales, more than offset by lower performance fees and continued low interest rate environment compared to 4Q13; Wealth Management Clients with solid net new assets of CHF 4.4 billion
Investment Banking strategic pre-tax income of CHF 579 million in 4Q14 reflects strength of diversified franchise; stable revenues and improved returns in spite of increased market volatility and adverse impact from the recognition of funding valuation adjustments
Leverage exposure reduced by CHF 51 billion in 4Q14 before foreign exchange impact; announcing revised Group leverage targets
Implementing significant measures expected to more than offset impact of changing currency and interest rate environment after Swiss National Bank actions
Economic value of variable incentive compensation awarded for 2014 for the Group 9% lower than in 2013; reflecting continued compensation discipline and stable reported pre-tax income, including the impact of the US cross-border settlement
Consistent with 2013, Board of Directors proposes cash distribution of CHF 0.70 per share for 2014, free of Swiss withholding tax; also offering an optional scrip alternative, which allows shareholders to choose to receive distribution in the form of new shares

Private Banking & Wealth Management 4Q14 results:
– Strategic businesses with pre-tax income of CHF 1,007 million, on slightly lower revenues compared to 4Q13; return on regulatory capital of 30%
– Total reported pre-tax income of CHF 882 million, including restructuring costs from the previously announced cost measures
– Strategic businesses with cost/income ratio of 67% for 4Q14 and 68% for the full year 2014
– Wealth Management Clients net margin increased to 27 basis points, including a 3 basis point benefit from sales gains
– Significant growth of ultra-high-net-worth individual lending initiative across all regions; CHF 5.6 billion in net new lending for 2014 compared to CHF 0.9 billion in 2013
– Net new assets of CHF 4.4 billion in Wealth Management Clients, driven by inflows from emerging markets, particularly EMEA and Asia Pacific
– Strategic PB&WM net asset outflows of CHF 0.2 billion, impacted by the change of management of funds from Hedging Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment, which resulted in CHF 9.2 billion of outflows
– Total reported PB&WM net asset outflows of CHF 3.0 billion including outflows in the non-strategic unit from ongoing regularization of asset base
Investment Banking 4Q14 results:
– Pre-tax income of CHF 579 million for strategic businesses increased by 20% on stable revenues, a reduced cost base and lower leverage exposure compared to 4Q13
– Total reported pre-tax income of CHF 12 million, including funding valuation adjustments and losses in the non-strategic unit
– Results negatively impacted by initial funding valuation adjustments of CHF 279 million, of which CHF 108 million were booked in the strategic businesses and CHF 171 million in the non-strategic businesses
– Strategic return on regulatory capital of 12%, excluding funding valuation adjustments
– Consistent strategic revenues compared to 4Q13 highlight strength of diversified franchise; stable revenues despite the negative impact from funding valuation adjustments and increased market volatility
– Improved capital efficiency with risk-weighted assets reduced by USD 10 billion and leverage exposure reduced by USD 62 billion compared to 3Q14
Exceeded 10% Look-through CET1 ratio target; revised leverage targets:
– Look-through BIS CET1 ratio of 10.2%; exceeding 10% year-end target; Look-through Swiss total capital ratio of 16.5% compared to 15.8% as of the end of 3Q14
– Leverage exposure reduced by CHF 51 billion in 4Q14 before foreign exchange movements; Look-through leverage ratio of 3.9%, Look-through CET1 leverage ratio of 2.4% as of the end of 4Q14
– Targeting additional Group leverage exposure reductions of approximately CHF 230 billion, resulting in new target range of CHF 930–950 billion by end-2015 on a foreign-exchange adjusted basis; targeting Look-through leverage ratio, including high and low trigger instruments, of approximately 4.5% by end-2015, of which the tier 1 component should be approximately 4.0% and the CET1 component approximately 3.0%

Actions expected to more than offset impact of changing currency and interest rate environment:
– Illustrative adverse impact on pre-tax income based on 2014 earnings of approximately CHF 125–175 million, or 3%, net of mitigating actions to be implemented in 2015, including incremental cost savings of CHF 200 million
– Adverse impact expected to be more than offset by end–2017
– Measures expected to be complemented by growth initiatives in PB&WM and by the remainder of the Group cost savings from 2011 cost reduction program; of which CHF 3.5 billion of adjusted annualized savings already delivered as of end-2014 compared to the annualized expense-run rate for 6M11
Compensation for 2014:
– Economic value of variable incentive compensation awarded for the Group 9% lower than in 2013; reflecting continued compensation discipline and stable reported pre-tax income, including the impact of the US cross-border settlement
– Both the Board of Directors and the Executive Board have voluntarily taken reductions to their compensation; total compensation of the Board of Directors was reduced by approximately 25% and the variable incentive compensation for the Executive Board was reduced by the equivalent of 20% of the amount that would have otherwise been granted, split between current and prior year awards
For further information on the differences between return on equity and return on regulatory capital, which are primarily due to the treatment of goodwill and capital components ineligible for look-through regulatory capital under Basel III, refer to the Appendix.

February 12, 2015 Credit Suisse Group reports 4Q14 and full-year 2014 results
Brady W. Dougan, Chief Executive Officer, said: “Our solid results for the fourth quarter demonstrate consistency in our performance amid a challenging market environment with increased volatility. Our strategic businesses generated a return on equity of 11% for the quarter and 12% for the full year. During the quarter, we further reduced leverage exposure, continued to execute our capital measures and exceeded our 10% Look-through CET1 year-end target, including the impact of the US settlement.”
On the distribution to shareholders, he said: “Consistent with 2013, the Board of Directors proposes a cash distribution of CHF 0.70 per share for 2014. We are offering an optional scrip alternative to our shareholders, allowing them to choose to receive the distribution in the form of new shares. Going forward, we remain committed to returning half of our earnings to shareholders, provided our Look-through CET1 capital ratio continues to exceed 10% and we meet our leverage ratio targets.”
Commenting on the changing currency and interest rate environment, he said: “We are implementing a number of measures to offset the impact from the strong appreciation of the Swiss franc and the more pronounced low interest rate environment on our profitability, following the SNB’s announcement in January. Based on 2014 earnings, we estimate the net adverse impact on our profit to be approximately 3% and expect to more than offset this impact through the announced measures by end-2017.”
Commenting on Private Banking & Wealth Management, he said: “In Private Banking & Wealth Management, we reported solid strategic pre-tax income of 1 billion Swiss francs. Our results were negatively impacted by lower performance fees and the ongoing low interest rate environment, compared to the fourth quarter of 2013. However, we continued to see strong loan growth from our ultra-high-net-worth individuals lending program and improved collaboration revenues between our two divisions. In Wealth Management Clients, we generated good net new assets with strong inflows from emerging markets.”
Commenting on Investment Banking, he said: “The profitability of our strategic businesses in Investment Banking improved by 20% compared to the fourth quarter of 2013. Revenues from our strategic businesses were consistent, amid a more volatile market environment, which generally benefitted our trading businesses while adversely impacting underwriting activity. This highlights the stability of our diversified franchise. Furthermore, we made continued progress in reducing the division’s risk-weighted assets and leverage exposure, in line with our strategy to sustain strong returns in Investment Banking.”
On the outlook for the first quarter of 2015, he said: “Year-to-date profitability of the Group is in line with last year. Our private banking and sales and trading businesses have shown an improving trend in recent weeks. Underwriting and advisory activities have started the year more slowly due to market volatility but we have a strong pipeline with execution dependent on market conditions.”

Core Results summary
For additional information on financial information presented in this Earnings Release, including references to return on equity and return on regulatory capital, refer to the tabular disclosures in the Appendix and other explanatory disclosures regarding capital and leverage metrics in the section titled “Important information” on page 22.
Core Results highlights
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Reported results (CHF million)
Net revenues	6,376	6,537	5,920	(2)	8	25,815	25,217	2
Provision for credit losses	75	59	53	27	42	186	167	11
Total operating expenses	5,123	5,177	6,396	(1)	(20)	22,120	21,546	3
Income/(loss) from continuing operations before taxes	1,178	1,301	(529)	(9)	–	3,509	3,504	0
Net income/(loss) attributable to shareholders	921	1,025	(476)	(10)	–	2,105	2,326	(10)
Metrics (%)
Return on regulatory capital	11.4	12.8	–	–	–	8.8	8.9	–
Cost/income ratio	80.3	79.2	108.0	–	–	85.7	85.4	–

Strategic results (CHF million)
Net revenues	6,000	6,287	6,024	(5)	0	25,126	25,475	(1)
Provision for credit losses	56	53	32	6	75	152	91	67
Total operating expenses	4,495	4,612	4,531	(3)	(1)	18,184	18,211	0
Income from continuing operations before taxes	1,449	1,622	1,461	(11)	(1)	6,790	7,173	(5)
Net income attributable to shareholders	1,155	1,115	1,082	4	7	4,962	5,095	(3)
Metrics (%)
Return on regulatory capital	14.9	17.1	16.6	–	–	18.3	19.9	–
Cost/income ratio	74.9	73.4	75.2	–	–	72.4	71.5	–

Non-strategic results (CHF million)
Net revenues	376	250	(104)	50	–	689	(258)	–
Provision for credit losses	19	6	21	217	(10)	34	76	(55)
Total operating expenses	628	565	1,865	11	(66)	3,936	3,335	18
Loss from continuing operations before taxes	(271)	(321)	(1,990)	(16)	(86)	(3,281)	(3,669)	(11)
Net loss attributable to shareholders	(234)	(90)	(1,558)	160	(85)	(2,857)	(2,769)	3
Core Results do not include noncontrolling interests without significant economic interests.
In 4Q14, net income attributable to shareholders was CHF 921 million.
Income before taxes was CHF 1,178 million in 4Q14 compared to a loss before taxes of CHF 529 million in 4Q13, primarily reflecting a 20% decrease in total operating expenses and an 8% increase in net revenues. In the strategic businesses, income before taxes was stable at CHF 1,449 million compared to 4Q13. In the non-strategic businesses, loss before taxes was CHF 271 million in 4Q14 compared to a loss before taxes of CHF 1,990 million in 4Q13.
Net revenues of CHF 6,376 million increased 8% compared to 4Q13. In the strategic businesses, net revenues were stable at CHF 6,000 million, reflecting higher net revenues in Corporate Center, offset by slightly lower net revenues in Private Banking & Wealth Management, and stable net revenues in Investment Banking. In the non-strategic businesses, net revenues were CHF 376 million in 4Q14 compared to negative net revenues of CHF 104 million in 4Q13.

Provision for credit losses was CHF 75 million in 4Q14, with net provisions of CHF 42 million in Private Banking & Wealth Management and CHF 30 million in Investment Banking.
Total operating expenses of CHF 5,123 million were down 20% compared to 4Q13, primarily reflecting 35% lower general and administrative expenses. In the strategic businesses, total operating expenses were stable at CHF 4,495 million compared to 4Q13, reflecting a 7% decrease in compensation and benefits, offset by a 6% increase in general and administrative expenses and an 11% increase in commission expenses. In the non-strategic businesses, total operating expenses of CHF 628 million decreased 66% compared to 4Q13, primarily due to a 75% decrease in general and administrative expenses, reflecting significantly higher litigation provisions in 4Q13, primarily relating to US tax matters and the settlement with the Federal Housing Finance Agency (FHFA). Business realignment costs in 4Q14 were CHF 265 million.
Income tax expense of CHF 236 million recorded in 4Q14 mainly reflected the impact of the geographical mix of results, the impact of deferred tax asset reassessments in the UK and Switzerland resulting in a net tax charge of CHF 176 million and a tax benefit of CHF 223 million following audit closures and tax settlements. Overall, net deferred tax assets increased CHF 591 million to CHF 5,983 million, mainly driven by foreign exchange movements and changes related to the funded status of pension assets and liabilities with an associated change in deferred tax balances as of the end of 4Q14 compared to 3Q14. Deferred tax assets on net operating losses increased CHF 822 million to CHF 1,812 million during 4Q14. The Core Results effective tax rate was 20.0% in 4Q14, compared to 28.1% in 3Q14.
For the full-year 2014, net income attributable to shareholders was CHF 2,105 million, down 10% compared to 2013. Income before taxes was stable at CHF 3,509 million compared to 2013. Net revenues were CHF 25,815 million, up 2% compared to 2013. Strategic net revenues were stable at CHF 25,126 million compared to 2013, with slightly lower net revenues for Private Banking & Wealth Management and stable net revenues for Investment Banking. In the non-strategic businesses, net revenues of CHF 689 million in 2014 improved from net revenue losses of CHF 258 million in 2013. Provision for credit losses increased 11%, reflecting increases in Investment Banking that were partly offset by decreases in Private Banking & Wealth Management. Total operating expenses were CHF 22,120 million, up 3% compared to 2013, primarily reflecting 8% higher general and administrative expenses. In the strategic businesses, total operating expenses were stable at CHF 18,184 million. In the non-strategic businesses, total operating expenses of CHF 3,936 million increased 18% compared to 2013, primarily reflecting a 25% increase in general and administrative expenses, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. Business realignment costs in 2014 were CHF 608 million.
Range of reasonably possible losses related to certain legal proceedings: The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.3 billion at the end 4Q14.
Diluted earnings per share from continuing operations were CHF 0.54 for 4Q14 compared to a diluted loss per share of CHF 0.37 in 4Q13 and diluted earnings per share of CHF 0.55 in 3Q14.
Capital distribution proposal: Our Board of Directors will propose to the shareholders at the Annual General Meeting on April 24, 2015 a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2014. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

Benefits of the integrated bank: In 4Q14, Credit Suisse generated CHF 1.1 billion of collaboration revenues from the integrated bank. This corresponds to 17.7% of Core net revenues in 4Q14.
Adoption of funding valuation adjustments (FVA): Credit Suisse adopted the application of funding valuation adjustments on uncollateralized derivatives in 4Q14 in its Investment Banking division. Funding valuation adjustments also apply to collateralized derivatives where the collateral received cannot be used for funding purposes. The banking industry has increasingly moved towards this valuation methodology, which accounts for the funding costs of uncollateralized derivatives at their present value rather than accruing for these costs over the life of the derivatives. The one-time transitional charge at adoption recognized in the Investment Banking division was CHF 279 million in 4Q14.
Compensation for 2014: The economic value of variable incentive compensation awarded for 2014 for the Group was 9% lower than in 2013, reflecting continued compensation discipline and stable reported pre-tax income, including the impact of the final settlement of USD 2.8 billion regarding all outstanding US cross-border matters. Both the Board of Directors and the Executive Board voluntarily proposed a reduction to their compensation awarded for 2014. In proposing the 2014 compensation for the Board of Directors and the Executive Board, the Compensation Committee agreed that this event should have consequences for the compensation of the Group’s top supervisory and management bodies, in order to reflect the collective institutional responsibility these bodies bear in safeguarding the long-term reputation and professional integrity of the Group’s businesses globally, regardless of which individuals serve as directors or officers within these bodies at any given time. The Board of Directors approved a 50% reduction in their share-based compensation for 2014, which is approximately 25% of their total compensation. The Compensation Committee applied a downward adjustment equivalent to 20% of the amount that would have otherwise been granted to members of the Executive Board as variable compensation for 2014. Of this amount, half was deducted from the amount that would have been awarded as long-term incentive awards for 2014 and half was deducted from existing unvested long-term incentive awards granted for 2013.
Private Banking & Wealth Management
In 4Q14, Private Banking & Wealth Management reported income before taxes of CHF 882 million and net revenues of CHF 3,226 million. In its strategic businesses, Private Banking & Wealth Management reported income before taxes of CHF 1,007 million and net revenues of CHF 3,206 million. Compared to 4Q13, income before taxes was lower with lower transaction-and performance-based revenues and lower net interest income partially offset by higher other revenues. Net revenues were slightly lower compared to 4Q13 as significantly lower performance fees were partially offset by a gain on the sale of the local affluent and upper affluent business in Italy and a gain related to the partial sale of an investment in Euroclear. Compared to 3Q14, income before taxes was higher with higher net revenues partially offset by higher total operating expenses. Higher net revenues mainly reflected significantly higher performance fees and higher other revenues driven by the gains from the sales. In its non-strategic businesses, Private Banking & Wealth Management reported a loss before taxes of CHF 125 million and net revenues of CHF 20 million. In 4Q14, assets under management for the division were CHF 1,377.3 billion and the division had net asset outflows of CHF 3.0 billion.
For the full-year 2014, Private Banking & Wealth Management reported income before taxes of CHF 2,088 million and net revenues of CHF 12,637 million. In its strategic businesses, Private Banking & Wealth Management reported income before taxes of CHF 3,726 million and net revenues of CHF 12,108 million. Net revenues were slightly lower compared to 2013, with lower net interest income and lower transaction- and performance-based revenues partially offset by higher other revenues. Recurring commissions and fees were stable. Provision for credit losses was CHF 112 million in 2014 on a net loan portfolio of CHF 236 billion. Total operating expenses were lower compared to 2013 reflecting lower compensation and benefits, lower commission expenses and slightly lower general and administrative expenses. In its non-strategic businesses, Private

Banking & Wealth Management reported a loss before taxes of CHF 1,638 million compared to a loss before taxes of CHF 387 million in 2013, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters. Net revenues of CHF 529 million were significantly lower compared to 2013 with a reduction across all revenue categories, reflecting the winding-down of non-strategic operations during the course of the year. The results in 2014 also reflected a CHF 109 million gain on the sale of the domestic private banking business booked in Germany and a CHF 91 million gain on the sale of the Customized Fund Investment Group business, compared to a CHF 237 million gain on the sale of the exchange-traded funds and secondary private equity businesses and investment-related gains of CHF 128 million in 2013.
Capital metrics: At the end of 4Q14, Private Banking & Wealth Management strategic businesses reported Basel III risk-weighted assets of CHF 102 billion, an increase of CHF 13 billion compared to the end of 4Q13. This increase was driven by methodology changes, increases in risk levels due to business growth and foreign exchange movements. At the end of 4Q14, Private Banking & Wealth Management non-strategic businesses reported Basel III risk-weighted assets of CHF 6 billion, unchanged compared to the end of 4Q13, reflecting a decrease of CHF 2 billion due to the continued progress in winding down the non-strategic portfolio offset by an external methodology impact of CHF 2 billion in 1Q14. Swiss leverage exposure was CHF 11 billion, reflecting a decrease of 50% compared to the end of 4Q13.
Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Reported results (CHF million)
Net revenues	3,226	3,125	3,429	3	(6)	12,637	13,442	(6)
Provision for credit losses	42	25	44	68	(5)	123	152	(19)
Compensation and benefits	1,265	1,194	1,314	6	(4)	4,984	5,331	(7)
Total other operating expenses	1,037	963	1,647	8	(37)	5,442	4,719	15
Total operating expenses	2,302	2,157	2,961	7	(22)	10,426	10,050	4
Income before taxes	882	943	424	(6)	108	2,088	3,240	(36)
Metrics (%)
Return on regulatory capital	24.9	27.3	13.4	–	–	15.4	25.6	–
Cost/income ratio	71.4	69.0	86.4	–	–	82.5	74.8	–

Strategic results
Private Banking & Wealth Management’s strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Strategic results (CHF million)
Net interest income	985	968	1,038	2	(5)	3,870	4,155	(7)
Recurring commissions and fees	1,177	1,149	1,149	2	2	4,601	4,554	1
Transaction- and performance-based revenues	976	827	1,137	18	(14)	3,587	3,818	(6)
Other revenues	68	(5)	(64)	–	–	50	(93)	–
Net revenues	3,206	2,939	3,260	9	(2)	12,108	12,434	(3)
Provision for credit losses	39	26	27	50	44	112	82	37
Total operating expenses	2,160	2,041	2,185	6	(1)	8,270	8,725	(5)
Income before taxes	1,007	872	1,048	15	(4)	3,726	3,627	3
Metrics (%)
Return on regulatory capital	29.8	26.7	35.4	–	–	29.0	30.7	–
Cost/income ratio	67.4	69.4	67.0	–	–	68.3	70.2	–
In 4Q14, the strategic businesses for Private Banking & Wealth Management reported income before taxes of CHF 1,007 million and net revenues of CHF 3,206 million. Results in 4Q14 were impacted by the higher average exchange rate of the US dollar against the Swiss franc, favorably impacting revenues and assets under management and adversely impacting expenses, primarily in Wealth Management Clients.
Compared to 4Q13, net revenues were slightly lower with lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and slightly higher recurring commissions and fees. The decrease in transaction- and performance-based revenues reflected significantly lower performance fees and carried interest and lower placement fees, partially offset by higher corporate advisory fees arising from integrated solutions revenues and higher brokerage and product issuing fees. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on higher average deposit volumes, partially offset by higher loan margins on higher average loan volumes. Other revenues increased due to the gain on the sale of the local affluent and upper affluent business in Italy, the gain related to the partial sale of an investment in Euroclear, mostly recorded in Wealth Management Clients with the remainder in Corporate & Institutional Clients, and a lower impairment related to Asset Management Finance LLC (AMF) in 4Q14. Recurring commissions and fees were slightly higher driven by significantly higher discretionary mandate management fees and higher investment account and services fees, partially offset by slightly lower investment product management fees.
Compared to 3Q14, net revenues were higher driven by higher transaction- and performance-based revenues, higher other revenues, slightly higher recurring commissions and fees and slightly higher net interest income. The increase in transaction- and performance-based revenues reflected significantly higher annual performance fees from single manager hedge funds, higher carried interest and higher placement fees, partially offset by lower equity participation income as 3Q14 included a gain related to a more capital-efficient positioning of the liquidity portfolio. Other revenues were higher reflecting the gain on the sale of the local affluent and upper affluent business in Italy and the gain related to the partial sale of an investment in Euroclear. Recurring commissions and fees were slightly higher reflecting higher investment account and services fees, higher discretionary mandate management fees and slightly higher asset management fees. Net interest income was slightly higher with stable loan and deposit margins on slightly higher average loan and deposit volumes.

Provision for credit losses was CHF 39 million, compared to CHF 27 million in 4Q13 and CHF 26 million in 3Q14, reflecting a small number of individual cases related to commodities, structured finance and shipping in Corporate & Institutional Clients.
Total operating expenses were stable compared to 4Q13 and higher compared to 3Q14. Compared to 4Q13, compensation and benefits decreased 2%. General and administrative expenses increased 5% due to higher litigation provisions and higher professional services fees. Compared to 3Q14, compensation and benefits increased 6% reflecting higher discretionary compensation expenses. General and administrative expenses increased 7%, reflecting higher professional services fees and higher advertising and marketing expenses, partially offset by lower litigation provisions.
The cost/income ratio for the strategic results was 67% in 4Q14, stable compared to 4Q13 and down two percentage points compared to 3Q14.
In 4Q14, Private Banking & Wealth Management completed the sale of the local affluent and upper affluent business in Italy to Banca Generali S.p.A. The division also completed the transaction pursuant to which the former head of Credit Suisse Hedging-Griffo Asset Management became the controlling shareholder of a new firm, Verde Asset Management, and Credit Suisse became a minority shareholder.
Wealth Management Clients
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Strategic results (CHF million)
Net interest income	695	695	760	0	(9)	2,784	3,050	(9)
Recurring commissions and fees	765	744	742	3	3	2,967	2,956	0
Transaction- and performance-based revenues	600	603	554	0	8	2,442	2,438	0
Other revenues	93	0	0	–	–	93	0	–
Net revenues	2,153	2,042	2,056	5	5	8,286	8,444	(2)
Provision for credit losses	10	17	18	(41)	(44)	60	78	(23)
Total operating expenses	1,566	1,489	1,572	5	0	5,966	6,316	(6)
Income before taxes	577	536	466	8	24	2,260	2,050	10
Metrics (%)
Cost/income ratio	72.7	72.9	76.5	–	–	72.0	74.8	–
The Wealth Management Clients business in 4Q14 reported income before taxes of CHF 577 million and net revenues of CHF 2,153 million. Net revenues increased 5% compared to 4Q13, with higher other revenues, higher transaction- and performance-based revenues and slightly higher recurring commissions and fees, partially offset by lower net interest income. Higher other revenues reflected the gain on the sale of the local affluent and upper affluent business in Italy and the majority of the gain related to the partial sale of an investment in Euroclear. Higher transaction- and performance-based revenues reflected higher corporate advisory fees, higher foreign exchange client business and higher brokerage and product issuing fees, partially offset by significantly lower performance fees from Hedging-Griffo. Recurring commissions and fees were slightly higher with higher discretionary mandate management fees and higher investment account and services fees partially offset by lower investment product management fees and slightly lower banking services fees. Lower net interest income reflected the low interest rate environment, significantly lower deposit margins on slightly higher average deposit volumes, stable loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding.

Compared to 3Q14, net revenues increased 5%, driven by higher other revenues and slightly higher recurring commissions and fees. Higher other revenues reflected the gain on the sale of the local affluent and upper affluent business in Italy and the majority of the gain related to the partial sale of an investment in Euroclear. Recurring commissions and fees were slightly higher with higher discretionary mandate management fees, slightly higher banking services fees and slightly higher investment account and services fees. Transaction- and performance-based revenues were stable with significantly lower equity participation income offset by higher foreign exchange client business, higher corporate advisory fees and real estate gains resulting from a credit recovery case in 4Q14. Equity participation income was significantly lower as 3Q14 included a gain related to a more capital-efficient positioning of the liquidity portfolio. Net interest income was stable with stable loan and deposit margins on slightly higher average loan and deposit volumes.
In 4Q14, the gross margin was 99 basis points, five basis points lower compared to 4Q13, mainly reflecting a 9.6% increase in average assets under management and the continued adverse interest rate environment, partially offset by the gain on the sale of the local affluent and upper affluent business in Italy and the majority of the gain related to the partial sale of an investment in Euroclear. Compared to 3Q14, the gross margin was up two basis points benefitting from the gains from the sales, partially offset by a 2.8% increase in average assets under management.
Wealth Management Clients net margin was 27 basis points in 4Q14, four basis points higher compared to 4Q13 reflecting the gains from the sales partially offset by the 9.6% increase in average assets under management. Compared to 3Q14, the net margin was two basis points higher as the gains from the sales were partially offset by higher operating expenses.
Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Strategic results (CHF million)
Net interest income	290	273	278	6	4	1,086	1,105	(2)
Recurring commissions and fees	112	113	108	(1)	4	460	451	2
Transaction- and performance-based revenues	111	107	102	4	9	453	455	0
Other revenues	5	(5)	(3)	–	–	(26)	(15)	73
Net revenues	518	488	485	6	7	1,973	1,996	(1)
Provision for credit losses	29	9	9	222	222	52	4	–
Total operating expenses	269	239	263	13	2	1,004	1,027	(2)
Income before taxes	220	240	213	(8)	3	917	965	(5)
Metrics (%)
Cost/income ratio	51.9	49.0	54.2	–	–	50.9	51.5	–
The Corporate & Institutional Clients business in 4Q14 reported income before taxes of CHF 220 million and net revenues of CHF 518 million. Net revenues were 7% higher compared to 4Q13, reflecting an increase in all revenue categories. Net interest income was higher with higher loan margins on higher average loan volumes partially offset by lower levels of deposits eligible as stable funding and significantly lower deposit margins on higher average deposit volumes. Higher transaction- and performance-based revenues reflected real estate gains resulting from a credit recovery case in 4Q14, higher brokerage and product issuing fees and higher sales and trading revenues, partially offset by lower foreign exchange client business and lower corporate advisory fees. Higher other revenues reflected the gain related to the partial sale of an investment in Euroclear. Recurring commissions and fees were higher driven by higher banking services fees and higher investment product management fees partially offset by lower discretionary mandate management fees.

Compared to 3Q14, net revenues increased 6%, with higher net interest income, higher other revenues and higher transaction- and performance-based revenues. Higher net interest income reflected slightly higher loan margins on slightly higher average loan volumes and slightly lower deposit margins on higher average deposit volumes. Higher other revenues reflected the gain related to the partial sale of an investment in Euroclear. Higher transaction- and performance-based revenues reflected the real estate gains in 4Q14, partially offset by lower corporate advisory fees. Recurring commissions and fees were stable including higher investment account and services fees.
Asset Management
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Strategic results (CHF million)
Recurring commissions and fees	300	292	299	3	0	1,174	1,147	2
Transaction- and performance-based revenues	265	117	481	126	(45)	692	925	(25)
Other revenues	(30)	0	(61)	–	(51)	(17)	(78)	(78)
Net revenues	535	409	719	31	(26)	1,849	1,994	(7)
of which fee-based revenues	554	398	769	39	(28)	1,818	2,017	(10)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	325	313	350	4	(7)	1,300	1,382	(6)
Income before taxes	210	96	369	119	(43)	549	612	(10)
Metrics (%)
Cost/income ratio	60.7	76.5	48.7	–	–	70.3	69.3	–
The Asset Management business reported income before taxes of CHF 210 million in 4Q14, with net revenues of CHF 535 million. Net revenues decreased 26% compared to 4Q13, mainly driven by lower fee-based revenues partially offset by improved equity participations and other gains. Fee-based revenues were lower reflecting significantly lower performance fees from Hedging-Griffo, lower performance fees from single manager hedge funds and lower placement fees, partially offset by higher equity participations income. Improved equity participations and other gains reflected an impairment of CHF 68 million related to AMF recognized in 4Q13 compared to an impairment of CHF 4 million in 4Q14.
Net revenues increased 31% compared to 3Q14, primarily due to higher fee-based revenues mainly driven by annual performance fees from single manager hedge funds and higher placement fees.
The fee-based margin was 57 basis points in 4Q14, compared to 87 basis points in 4Q13 and 42 basis points in 3Q14. The decrease compared to 4Q13 reflected both the lower fee-based revenues and the higher average assets under management, which increased 11.1% compared to 4Q13. The increase compared to 3Q14 reflected the higher fee-based revenues, partially offset by the higher average assets under management, which increased 2.3% compared to 3Q14.

Non-strategic results
The non-strategic results for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to the small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to US cross-border matters, the impact of restructuring of the German onshore operations, other smaller non-strategic positions formerly in the Corporate & Institutional Clients business and the run-off and active reduction of selected products.
Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Non-strategic results (CHF million)
Net revenues	20	186	169	(89)	(88)	529	1,008	(48)
Provision for credit losses	3	(1)	17	–	(82)	11	70	(84)
Total operating expenses	142	116	776	22	(82)	2,156	1,325	63
Income/(loss) before taxes	(125)	71	(624)	–	(80)	(1,638)	(387)	323
In 4Q14, the non-strategic businesses reported a loss before taxes of CHF 125 million. In 3Q14, Private Banking & Wealth Management’s non-strategic businesses reported income before taxes of CHF 71 million including the CHF 109 million gain on the sale of the domestic private banking business booked in Germany.
Assets under management – Private Banking & Wealth Management
Assets under management of CHF 1,377.3 billion increased CHF 11.2 billion compared to the end of 3Q14, driven by foreign exchange-related movements, primarily resulting from the appreciation of the US dollar, and positive market movements, partially offset by net asset outflows. In 2014, assets under management of CHF 1,377.3 billion increased 7.4% compared to the end of 2013, reflecting positive foreign exchange-related movements, positive market movements and net new assets of CHF 28.2 billion.
Net new assets: Private Banking & Wealth Management recorded net asset outflows of CHF 3.0 billion in 4Q14. In the strategic portfolio, Wealth Management Clients contributed net new assets of CHF 4.4 billion in 4Q14 with continued strong inflows from emerging markets, particularly EMEA and Asia Pacific, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 3.6 billion in 4Q14. Asset Management reported net asset outflows of CHF 10.6 billion in 4Q14, mainly driven by outflows of CHF 9.2 billion of assets that resulted from the change of management of funds from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which Credit Suisse has a significant investment. In the non-strategic portfolio, net asset outflows of CHF 2.8 billion reflected the winding-down of the non-strategic portfolio. Private Banking & Wealth Management recorded net new assets of CHF 28.2 billion in 2014. In the strategic portfolio, Wealth Management Clients contributed net new assets of CHF 27.5 billion, with inflows from emerging markets and the ultra-high-net-worth individual client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 5.5 billion. Asset Management reported net new assets of CHF 3.7 billion, with inflows from a joint venture in emerging markets and in index and credit products partially offset by outflows relating to Verde Asset Management. In the non-strategic portfolio, net asset outflows of CHF 8.2 billion reflected the exit of certain businesses, of which CHF 2.0 billion were classified as discontinued operations.

Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	874.5	864.3	790.7	1.2	10.6	874.5	790.7	10.6
Corporate & Institutional Clients	275.9	266.6	250.0	3.5	10.4	275.9	250.0	10.4
Asset Management	388.5	391.1	352.3	(0.7)	10.3	388.5	352.3	10.3
Non-strategic	10.8	13.4	44.4	(19.4)	(75.7)	10.8	44.4	(75.7)
Assets managed across businesses	(172.4)	(169.3)	(155.0)	1.8	11.2	(172.4)	(155.0)	11.2
Assets under management	1,377.3	1,366.1	1,282.4	0.8	7.4	1,377.3	1,282.4	7.4
Average assets under management (CHF billion)
Average assets under management	1,373.8	1,346.7	1,284.6	2.0	6.9	1,328.5	1,291.2	2.9
Net new assets by business (CHF billion)
Wealth Management Clients	4.4	5.1	1.7	(13.7)	158.8	27.5	18.9	45.5
Corporate & Institutional Clients	3.6	0.9	4.0	300.0	(10.0)	5.5	8.8	(37.5)
Asset Management	(10.6)	3.3	(0.5)	–	–	3.7	15.0	(75.3)
Non-strategic	(2.8)	(1.4)	(1.0)	100.0	180.0	(8.2)	(5.9)	39.0
Assets managed across businesses	2.4	(0.5)	0.2	–	–	(0.3)	(4.7)	(93.6)
Net new assets	(3.0)	7.4	4.4	–	–	28.2	32.1	(12.1)
Net new asset growth rate (annualized) (%)
Net new asset growth rate – Wealth Management Clients	2.0	2.5	0.9	–	–	3.5	2.5	–
Net new asset growth rate – Asset Management	(10.8)	3.5	(0.6)	–	–	1.1	4.6	–
Investment Banking
In 4Q14, Investment Banking reported income before taxes of CHF 12 million and net revenues of CHF 2,454 million. 4Q14 revenues were negatively impacted by the recognition of funding valuation adjustments of CHF 279 million, including CHF 108 million in the strategic businesses and CHF 171 million in the non-strategic businesses. Notwithstanding this, the strategic businesses, increased income before taxes by 20% on stable revenues, a reduced cost base and lower Swiss leverage exposure compared to 4Q13. Strategic revenues and income before taxes declined compared to strong 3Q14 performance, which included significant client deals. The non-strategic business continued to execute on the wind-down strategy, as evidenced by the sale of the commodities trading portfolio.
For the full-year 2014, Investment Banking profitability significantly improved, with income before taxes of CHF 2,107 million and net revenues of CHF 12,515 million, as compared to income before taxes of CHF 1,719 million and net revenues of CHF 12,565 million in 2013. The strategic businesses reported income before taxes of CHF 3,744 million and net revenues of CHF 13,087 million as compared to income before taxes of CHF 3,894 million and net revenues of CHF 13,096 million in 2013. Revenues in the strategic businesses were stable, as higher results in the fixed income sales and trading and underwriting and advisory franchises were offset by lower results in equity sales and trading. Fixed income sales and trading revenues increased 4% compared to 2013, driven by continued momentum in the securitized products franchise and a rebound in emerging markets revenues. Equity sales and trading revenues declined 5%, reflecting less favorable trading conditions, such as low volumes and low levels of volatility in the year. Additionally, 2013 results benefitted from quantitative easing in Japan. Systematic market making results were significantly weaker, following strong 2013 performance. Cash equities results reflected difficult market conditions and subdued activity in Brazil. The decline was partially offset by increased revenues in prime services, reflecting a strong market share, continued portfolio optimization and increased trading and clearing activity. Derivatives revenues were also robust, reflecting strong client activity and the strategy to diversify the business across products and regions. Underwriting and advisory results increased slightly, reflecting strong equity underwriting issuance, particularly initial public offerings (IPOs), and higher mergers and acquisitions (M&A) activity, mostly offset by lower debt underwriting results. Total operating expenses were stable from 2013. The non-strategic businesses made progress in winding-down the non-strategic unit, including reducing Basel III risk-weighted assets in US dollars, Swiss leverage exposure and costs in light of the goal to redeploy resources to growth initiatives in high returning businesses. Results reflected negative net revenues of CHF 572 million in 2014 compared to CHF 531 million in 2013. Total operating expenses decreased significantly, primarily driven by higher litigation provisions in 2013 in connection with mortgage-related matters, including the FHFA settlement.
Capital metrics: At the end of 4Q14, Investment Banking strategic businesses reported Basel III risk-weighted assets of USD 151 billion, down USD 2 billion compared to the end of 4Q13 and down USD 8 billion compared to the end of 3Q14. Swiss leverage exposure was USD 730 billion, reflecting a decrease of USD 19 billion compared to the end of 4Q13 and USD 61 billion compared to the end of 3Q14. Investment Banking made significant progress in winding down its non-strategic businesses, resulting in a significant reduction in Basel III risk-weighted assets and Swiss leverage exposure. At the end of 4Q14, the Basel III risk-weighted assets were USD 10 billion, down USD 11 billion compared to the end of 4Q13 and down USD 1 billion compared the end of 3Q14. This compares to a Basel III risk-weighted assets target of USD 6 billion by year-end 2015. Swiss leverage exposure was USD 64 billion, reflecting a decrease of USD 23 billion compared to the end of 4Q13 and USD 1 billion compared to the end of 3Q14. This compares to a target of USD 24 billion in Swiss leverage exposure by year-end 2015.
Investment Banking
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Reported results (CHF million)
Net revenues	2,454	3,303	2,668	(26)	(8)	12,515	12,565	0
Provision for credit losses	30	36	8	(17)	275	61	13	369
Compensation and benefits	1,179	1,450	1,355	(19)	(13)	5,649	5,435	4
Total other operating expenses	1,233	1,301	1,869	(5)	(34)	4,698	5,398	(13)
Total operating expenses	2,412	2,751	3,224	(12)	(25)	10,347	10,833	(4)
Income/(loss) before taxes	12	516	(564)	(98)	–	2,107	1,719	23
Metrics (%)
Return on regulatory capital	0.2	8.3	–	–	–	8.8	6.7	–
Cost/income ratio	98.3	83.3	120.8	–	–	82.7	86.2	–
Strategic results
In 4Q14, the strategic businesses reported income before taxes of CHF 579 million and net revenues of CHF 2,748 million. Net revenues reflect the impact from the recognition of funding valuation adjustments of CHF 108 million, including CHF 95 million in fixed income sales and trading and CHF 13 million in equity sales and trading. The fixed income trading environment was characterized by increased volatility due to a rapid decline in oil prices. Fixed income sales and trading revenues increased compared to 4Q13, reflecting higher volumes and client activity in global macro products and continued momentum in the high-returning securitized products franchise. Revenues declined compared to a strong 3Q14, which benefitted from favorable operating conditions across many of the businesses. Equity sales and trading results were higher compared to both 4Q13 and 3Q14 reflecting continued strength in prime services and robust trading performance consistent with higher market volumes and volatility. Underwriting and advisory results declined compared to both 4Q13 and 3Q14 as higher market volatility negatively impacted underwriting issuance activity, particularly leveraged finance. The decline was partially offset by higher advisory revenues. Results in 4Q14 were impacted by the weakening of the average rate of the Swiss franc against the US dollar, which positively impacted revenues, but adversely impacted expenses. Compared to 4Q13, revenues were stable and total operating expenses declined 6% in Swiss Francs while revenues declined 8% and operating expenses declined 13% in US dollars. Compared to 3Q14, revenues declined 20% and total operating expenses declined 10% in Swiss Francs, while revenues declined 23% and operating expenses declined 14% in US dollars.
Fixed income sales and trading: Excluding the funding valuation adjustment, results increased 19% in 4Q14, compared to 4Q13. The fixed income trading environment was characterized by increased volatility due to a rapid decline in oil prices. These operating conditions drove higher volumes and client activity in global macro products, but adversely impacted global credit products. Overall fixed income revenues increased, driven by a significant rebound in global macro products, from subdued 4Q13 levels, particularly in the European rates and foreign exchange businesses. Securitized products revenues increased significantly, as market share gains and continued diversification drove robust growth in the asset finance business. These gains were partially offset by lower revenues in corporate lending and global credit products, as lower leveraged finance origination activity resulted in weaker trading performance, given reduced client volumes. Emerging markets revenues declined, reflecting weakness in Latin America, mostly offset by robust trading revenues from Europe, Middle East and Africa (EMEA). Excluding the funding valuation adjustment, fixed income sales and trading revenues declined 39% compared to strong 3Q14 results, which reflected favorable operating conditions. Emerging markets revenues were substantially lower, reflecting lower trading activity across most regions and lower financing activity. Securitized products revenues declined, reflecting lower non-agency and agency results, which were partially offset by continued momentum in the asset finance franchise. Global credit products revenues declined, primarily driven by lower leveraged finance results, reflecting less favorable trading conditions. Corporate lending revenues also declined. Global macro products revenues declined driven by weaker performance in the US.
Equity sales and trading: Equity sales and trading revenues were higher compared to 4Q13, reflecting higher equity prices and trading volumes and a rebound in volatility. Prime services results were strong, reflecting a strong market share, continued portfolio optimization and increased trading and clearing activity. We had higher derivatives results, driven by expansion into growth markets, notably in Asia Pacific. Systematic market making results were higher, as a result of more favorable trading conditions, due to a rebound in volatility. Cash equities revenues were stable. Compared to 3Q14, results reflected a significant rebound in systematic market making revenues, benefitting from more favorable trading conditions. Cash equities revenues were higher, driven by higher commissions. Prime services revenues also increased, reflecting higher client trading and clearing activity. These gains were partially offset by lower derivatives revenues following strong 3Q14 growth in fee-based products distributed by Private Banking and Wealth Management, particularly in Asia Pacific.
Underwriting and advisory: Debt underwriting results were lower, primarily driven by weak leveraged finance performance compared to a strong 4Q13. Leveraged finance revenues were negatively impacted by higher credit market volatility due to a rapid decline in oil prices during the quarter. Results also reflected lower revenues from structured lending in emerging markets and also investment grade issuance. Equity underwriting results declined compared to strong 4Q13 industry activity and due to a slowdown in issuance volumes, in light of higher market volatility during the quarter. As a result, revenues declined across IPOs, follow-on offerings and convertibles. Advisory revenues were strong compared to 4Q13, driven by an increase in M&A activity, partially offset by a decrease in the share of wallet. Compared to 3Q14, debt underwriting results declined, driven by a seasonal slowdown in leveraged finance industry activity and less favorable conditions, as well as a decrease in the share of wallet. Results also reflected lower revenues from structured lending in emerging markets and also investment grade issuance. Equity underwriting results declined from 3Q14 which included the landmark Alibaba transaction. Convertible revenues were lower, reflecting a decline in industry activity and the share of wallet. This was partially offset by higher revenues from follow-on offerings and IPOs. The increase in advisory revenues compared to 3Q14 was driven by higher advisory revenues, reflecting an improvement in overall M&A market conditions, partially offset by a decrease in the share of wallet.

Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Strategic results (CHF million)
Debt underwriting	307	519	483	(41)	(36)	1,777	1,902	(7)
Equity underwriting	205	214	273	(4)	(25)	870	765	14
Total underwriting	512	733	756	(30)	(32)	2,647	2,667	(1)
Advisory and other fees	238	170	194	40	23	749	658	14
Total underwriting and advisory	750	903	950	(17)	(21)	3,396	3,325	2
Fixed income sales and trading	850	1,551	794	(45)	7	5,457	5,232	4
Equity sales and trading	1,231	1,069	1,068	15	15	4,625	4,847	(5)
Total sales and trading	2,081	2,620	1,862	(21)	12	10,082	10,079	0
Other	(83)	(104)	(31)	(20)	168	(391)	(308)	27
Net revenues	2,748	3,419	2,781	(20)	(1)	13,087	13,096	0
Provision for credit losses	14	29	4	(52)	250	38	7	443
Total operating expenses	2,155	2,395	2,296	(10)	(6)	9,305	9,195	1
Income before taxes	579	995	481	(42)	20	3,744	3,894	(4)
Metrics (%)
Return on regulatory capital	9.9	17.1	8.9	–	–	16.8	17.3	–
Cost/income ratio	78.4	70.0	82.6	–	–	71.1	70.2	–
Total operating expenses decreased 6% compared to 4Q13, driven by lower discretionary compensation expenses and lower UK bank levy expenses, offset in part by increased general and administrative expenses, reflecting the foreign exchange impact of the weakening of the Swiss franc compared to the US dollar. Compared to 3Q14, total operating expenses decreased 10% in CHF. The decrease was primarily driven by lower discretionary compensation expenses. General and administrative expenses increased, reflecting the foreign exchange impact of the weakening of the Swiss franc compared to the US dollar. General and administrative expenses in US dollars were stable, as lower litigation charges and lower UK bank levy expenses were offset by higher infrastructure costs.
Non-strategic results
The non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, commodities trading business, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Non-strategic results (CHF million)
Net revenues	(294)	(116)	(113)	153	160	(572)	(531)	8
Provision for credit losses	16	7	4	129	300	23	6	283
Total operating expenses	257	356	928	(28)	(72)	1,042	1,638	(36)
Loss before taxes	(567)	(479)	(1,045)	18	(46)	(1,637)	(2,175)	(25)
In 4Q14, Investment Banking made continued progress in winding down the non-strategic unit, including the reduction of Basel III risk-weighted assets and Swiss leverage exposure. In particular the sale of the commodities portfolio was executed. The non-strategic businesses reported a loss before taxes of CHF 567 million and negative net revenues of CHF 294 million in 4Q14. Negative net revenues were higher compared to both 4Q13 and 3Q14, primarily due to the recognition of the CHF 171 million funding valuation adjustment and the positive effect of significant valuation gains in 4Q13 and 3Q14 from proactive portfolio management initiatives in our fixed income wind-down portfolio. These losses were partially offset by gains arising from warranty claims on mortgage-related instruments compared to both 4Q13 and 3Q14 and lower funding costs from proactive management of both the legacy debt instruments and trading assets compared to 4Q13 and positive performance in legacy rates compared to 3Q14. Total operating expenses decreased compared to both 4Q13 and 3Q14, primarily reflecting significantly lower litigation provisions.
Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In 4Q14, the Corporate Center recorded income before taxes of CHF 284 million compared to a loss before taxes of CHF 389 million in 4Q13 and a loss before taxes of CHF 158 million in 3Q14. The Corporate Center recorded a loss before taxes of CHF 137 million in its strategic results. The non-strategic results reported income before taxes of CHF 421 million, primarily including gains on sales of real estate of CHF 375 million and fair value gains on own credit spreads of CHF 324 million, partially offset by business realignment costs of CHF 206 million, primarily consisting of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives, and IT architecture simplification expenses of CHF 82 million.
For the full-year 2014, the Corporate Center recorded a loss before taxes of CHF 686 million compared to a loss before taxes of CHF 1,455 million in 2013. The Corporate Center recorded a loss before taxes of CHF 680 million in its strategic results. The non-strategic results reported a loss before taxes of CHF 6 million, primarily including business realignment costs of CHF 473 million, IT architecture simplification expenses of CHF 293 million and reclassifications to discontinued operations of CHF 143 million related to the sales of the Customized Fund Investment Group business and the domestic private banking business booked in Germany, partially offset by fair value gains on own credit spreads of CHF 545 million and gains on sales of real estate of CHF 414 million.
Corporate Center
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Reported results (CHF million)
Net revenues	696	109	(177)	–	–	663	(790)	–
Provision for credit losses	3	(2)	1	–	200	2	2	0
Compensation and benefits	174	102	119	71	46	677	455	49
Total other operating expenses	235	167	92	41	155	670	208	222
Total operating expenses	409	269	211	52	94	1,347	663	103
Income/(loss) before taxes	284	(158)	(389)	–	–	(686)	(1,455)	(53)

Non-strategic results (CHF million)
Net revenues	650	180	(160)	261	–	732	(735)	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	229	93	161	146	42	738	372	98
Income/(loss) before taxes	421	87	(321)	384	–	(6)	(1,107)	(99)

Balance sheet, shareholders’ equity, regulatory reporting and other information
Balance sheet
As of the end of 4Q14, total assets of CHF 921.4 billion decreased 3% compared to 3Q14, reflecting a decrease from operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 54.1 billion.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity increased to CHF 44.2 billion as of the end of 4Q14 compared to CHF 43.9 billion as of the end of 3Q14. Total shareholders’ equity was impacted by net income, foreign exchange-related movements on cumulative translation adjustments and an increase in the share-based compensation obligation. These movements were partially offset by an actuarial pension adjustment and transactions relating to the hedging of future share-based compensation awards. As of the end of 4Q14, Credit Suisse had 1,607.2 million shares issued.
BIS regulatory capital and ratios – Basel III
The common equity tier 1 (CET1) ratio was 15.0% as of the end of 4Q14, compared to 14.3% as of the end of 3Q14, reflecting an increase in CET1 capital and a slight decrease in risk-weighted assets. Credit Suisse’s tier 1 ratio was 17.2% as of the end of 4Q14, compared to 16.4% as of the end of 3Q14. The total capital ratio increased to 20.9% as of the end of 4Q14 compared to 20.1% as of the end of 3Q14. CET1 capital was CHF 43.6 billion as of the end of 4Q14 compared to CHF 41.8 billion as of the end of 3Q14, mainly reflecting net income, a positive foreign exchange translation impact, an adjusted dividend accrual in 4Q14 and the net effect of share-based compensation, partially offset by the net impact of pension-related adjustments.
Risk-weighted assets decreased CHF 1.5 billion to CHF 291.4 billion as of the end of 4Q14, primarily reflecting decreased credit risk, partially offset by the foreign exchange translation impact.
Total eligible capital was CHF 61.0 billion as of the end of 4Q14, compared to CHF 58.8 billion as of the end of 3Q14, reflecting the increase in CET1 capital to CHF 43.6 billion, the increase in additional tier 1 capital to CHF 6.5 billion and the increase in tier 2 capital to CHF 10.9 billion.
As of the end of 4Q14, the Look-through CET1 ratio was 10.2%, compared to 9.8% as of the end of 3Q14, exceeding the year-end target of 10% and compared to a long-term target of 11.0%.
Capital ratios – Basel III
	Phase-in			Look-through
end of	4Q14	3Q14	4Q13	4Q14	3Q14	4Q13
BIS capital ratios (%)
CET1 ratio	15.0	14.3	15.7	10.2	9.8	10.0
Tier 1 ratio	17.2	16.4	16.8	14.1	13.6	12.8
Total capital ratio	20.9	20.1	20.6	16.6	15.9	15.1
Swiss regulatory capital and ratios
As of the end of 4Q14, Swiss CET1 capital and Swiss total capital ratios were 14.9% and 20.8%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.

On a look-through basis, Swiss CET1 capital was CHF 28.7 billion and the Swiss CET1 ratio was 10.1% as of the end of 4Q14, compared to CHF 27.8 billion and 9.7%, respectively, as of the end of 3Q14. Swiss total eligible capital was CHF 47.0 billion and the Swiss total capital ratio was 16.5% as of the end of 4Q14, compared to CHF 45.4 billion and 15.8%, respectively, as of the end of 3Q14, each on a look-through basis.
Swiss leverage ratio
As of the end of 4Q14, the Swiss leverage ratio was 5.0% and total average exposure was CHF 1,227.5 billion. As of the end of 4Q14, Swiss total exposure was CHF 1,213 billion. The Look-through Swiss leverage ratio was 3.9% as of the end of 4Q14, compared to the current 4.0% requirement for 2019. For 2015, the Swiss leverage ratio requirement for 2019 will be 4.1%.
Swiss leverage ratio
	Phase-in			Look-through
end of	4Q14	3Q14	4Q13	4Q14	3Q14	4Q13
Leverage ratios (%)
Swiss leverage ratio	5.0	4.9	5.1	3.9	3.8	3.7
BCBS leverage ratio
Beginning in 1Q15, Credit Suisse has adopted the new Basel Committee on Banking Supervision (BCBS) leverage ratio framework as implemented in Switzerland by FINMA. Under the BCBS framework, the leverage ratio measures tier 1 capital against the end of period exposure. As of December 31, 2014 the estimated Look-through BCBS leverage ratio measured against tier 1 capital was 3.4% and the total BCBS leverage exposure was CHF 1,167 million. Credit Suisse is targeting a Look-through leverage ratio including high- and low-trigger capital instruments of approximately 4.5% and a Look-through CET1 leverage ratio of approximately 3.0% by end-2015. Credit Suisse has revised its BCBS leverage exposure target to CHF 930–950 billion by end 2015 from the previously reported Swiss leverage exposure target of approximately CHF 1,050 million, on a foreign exchange adjusted basis.
Bond ratings
On February 3, 2015, Standard & Poor’s downgraded a number of European bank groups, including Credit Suisse’s holding company, Credit Suisse Group AG, which was downgraded one notch. The ratings of the Credit Suisse’s operating entities where most business activities are conducted, including Credit Suisse AG, remain unchanged at this time.

Quarterly results documentation
The Results Presentation Slides and the Results Summary are available for download from
06:30 CEST today at: https://www.credit-suisse.com/results
Presentation of 4Q14 – Thursday, February 12, 2015
Event	Analyst and investor presentation	Media conference
Time	09:00 Zurich 08:00 London 03:00 New York	11:00 Zurich 10:00 London 05:00 New York Credit Suisse Forum St. Peter, St. Peterstrasse 19, Zurich
Speakers	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German)
Access via Internet	Audio webcast: www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "investor"
Please dial in 10-15 minutes before the start
of the presentation.	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "media"
Please dial in 10-15 minutes before the start
of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 67383183#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 67388587# Conference ID German: 67392377#
Contacts
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Important information
The Group has not finalized its 2014 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse” and “the Group” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with Credit Suisse’s current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.
BCBS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BCBS requirements as implemented by FINMA that are effective for 1Q15, and the application of those requirements on our 4Q14 results. Changes in these requirements or any of our interpretations, assumptions or estimates would result in different numbers from those shown here. BCBS leverage exposure target assumes foreign exchange rates of USD/CHF and EUR/CHF as of the end of January 30, 2015.
Illustrative impact of SNB actions and our mitigating measures applied to 2014 results and assumes that the SNB actions occurred on January 1, 2014, foreign exchange rates of USD/CHF and EUR/CHF as of the end of January 30, 2015 and certain other modeling parameters; actual results may differ significantly.
A summary document containing a more detailed description of the option to receive the distribution in new shares will be made available to shareholders of Credit Suisse Group on or around March 20, 2015. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such summary document. This Earnings Release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This Earnings Release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2014 distribution solely based on the terms and conditions of the 2014 distribution and the additional information contained in the relevant documents, which will be available upon publication of the invitation to the 2015 Annual General Meeting. This Earnings Release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2014 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial adviser before making any decision.
Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and capital allocated based on the average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.
Adjusted cost run-rates are non-GAAP financial measures. All expense reduction metrics against 6M11 annualized total expenses are measured at constant foreign exchange rates and exclude realignment and other significant expense items and variable compensation expenses. For further information regarding these measures, see the 4Q14 Results Presentation Slides.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group’s Annual Report on Form 20-F that is scheduled to be released on March 20, 2015). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see Note 38 to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and the litigation note in each of its quarterly Financial Reports.
Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	921	1,025	(476)	(10)	–	2,105	2,326	(10)
of which from continuing operations	931	919	(474)	1	–	2,003	2,181	(8)
Basic earnings/(loss) per share from continuing operations (CHF)	0.55	0.55	(0.37)	0	–	1.15	1.14	1
Diluted earnings/(loss) per share from continuing operations (CHF)	0.54	0.55	(0.37)	(2)	–	1.14	1.14	0
Return on equity attributable to shareholders (%)	8.3	9.7	(4.5)	–	–	4.9	5.7	–
Effective tax rate (%)	20.2	27.4	18.9	–	–	37.2	31.2	–
Core Results (CHF million, except where indicated)
Net revenues	6,376	6,537	5,920	(2)	8	25,815	25,217	2
Provision for credit losses	75	59	53	27	42	186	167	11
Total operating expenses	5,123	5,177	6,396	(1)	(20)	22,120	21,546	3
Income/(loss) from continuing operations before taxes	1,178	1,301	(529)	(9)	–	3,509	3,504	0
Cost/income ratio (%)	80.3	79.2	108.0	–	–	85.7	85.4	–
Pre-tax income margin (%)	18.5	19.9	(8.9)	–	–	13.6	13.9	–
Strategic results (CHF million, except where indicated)
Net revenues	6,000	6,287	6,024	(5)	0	25,126	25,475	(1)
Income from continuing operations before taxes	1,449	1,622	1,461	(11)	(1)	6,790	7,173	(5)
Cost/income ratio (%)	74.9	73.4	75.2	–	–	72.4	71.5	–
Return on equity – strategic results (%)	10.9	11.0	10.8	–	–	12.2	13.4	–
Non-strategic results (CHF million)
Net revenues	376	250	(104)	50	–	689	(258)	–
Loss from continuing operations before taxes	(271)	(321)	(1,990)	(16)	(86)	(3,281)	(3,669)	(11)
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,377.3	1,366.1	1,253.4	0.8	9.9	1,377.3	1,253.4	9.9
Net new assets from continuing operations	(3.0)	7.8	4.2	–	–	30.2	36.1	(16.3)
Balance sheet statistics (CHF million)
Total assets	921,415	954,362	872,806	(3)	6	921,415	872,806	6
Net loans	272,551	265,243	247,054	3	10	272,551	247,054	10
Total shareholders' equity	44,189	43,864	42,164	1	5	44,189	42,164	5
Tangible shareholders' equity	35,296	35,178	33,955	0	4	35,296	33,955	4
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	291,410	292,879	273,846	(1)	6	291,410	273,846	6
CET1 ratio (%)	15.0	14.3	15.7	–	–	15.0	15.7	–
Look-through CET1 ratio (%)	10.2	9.8	10.0	–	–	10.2	10.0	–
Swiss leverage ratio (%)	5.0	4.9	5.1	–	–	5.0	5.1	–
Look-through Swiss leverage ratio (%)	3.9	3.8	3.7	–	–	3.9	3.7	–
Share information
Shares outstanding (million)	1,599.5	1,600.8	1,590.9	0	1	1,599.5	1,590.9	1
of which common shares issued	1,607.2	1,607.2	1,596.1	0	1	1,607.2	1,596.1	1
of which treasury shares	(7.7)	(6.4)	(5.2)	20	48	(7.7)	(5.2)	48
Book value per share (CHF)	27.63	27.40	26.50	1	4	27.63	26.50	4
Tangible book value per share (CHF)	22.07	21.98	21.34	0	3	22.07	21.34	3
Market capitalization (CHF million)	40,308	42,542	43,526	(5)	(7)	40,308	43,526	(7)
Number of employees (full-time equivalents)
Number of employees	45,800	45,500	46,000	1	0	45,800	46,000	0
See relevant tables for additional information on these metrics.

Credit Suisse
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	6,372	6,578	6,139	(3)	4	26,242	25,856	1
Provision for credit losses	75	59	53	27	42	186	167	11
Compensation and benefits	2,621	2,747	2,807	(5)	(7)	11,334	11,256	1
General and administrative expenses	2,085	2,041	3,223	2	(35)	9,257	8,599	8
Commission expenses	422	393	389	7	8	1,561	1,738	(10)
Total other operating expenses	2,507	2,434	3,612	3	(31)	10,818	10,337	5
Total operating expenses	5,128	5,181	6,419	(1)	(20)	22,152	21,593	3
Income/(loss) from continuing operations before taxes	1,169	1,338	(333)	(13)	–	3,904	4,096	(5)
Income tax expense/(benefit)	236	366	(63)	(36)	–	1,452	1,276	14
Income/(loss) from continuing operations	933	972	(270)	(4)	–	2,452	2,820	(13)
Income/(loss) from discontinued operations	(10)	106	(2)	–	400	102	145	(30)
Net income/(loss)	923	1,078	(272)	(14)	–	2,554	2,965	(14)
Net income attributable to noncontrolling interests	2	53	204	(96)	(99)	449	639	(30)
Net income/(loss) attributable to shareholders	921	1,025	(476)	(10)	–	2,105	2,326	(10)
of which from continuing operations	931	919	(474)	1	–	2,003	2,181	(8)
of which from discontinued operations	(10)	106	(2)	–	400	102	145	(30)
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	0.55	(0.37)	0	–	1.15	1.14	1
Basic earnings/(loss) per share	0.54	0.61	(0.37)	(11)	–	1.21	1.22	(1)
Diluted earnings/(loss) per share from continuing operations	0.54	0.55	(0.37)	(2)	–	1.14	1.14	0
Diluted earnings/(loss) per share	0.53	0.61	(0.37)	(13)	–	1.20	1.22	(2)
Return on equity (%, annualized)
Return on equity attributable to shareholders	8.3	9.7	(4.5)	–	–	4.9	5.7	–
Return on tangible equity attributable to shareholders [1]	10.3	12.2	(5.6)	–	–	6.1	7.2	–
Number of employees (full-time equivalents)
Number of employees	45,800	45,500	46,000	1	0	45,800	46,000	0
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	4Q14	3Q14	4Q13	4Q14	3Q14	4Q13	4Q14	3Q14	4Q13
Statements of operations (CHF million)
Net revenues	6,376	6,537	5,920	(4)	41	219	6,372	6,578	6,139
Provision for credit losses	75	59	53	0	0	0	75	59	53
Compensation and benefits	2,618	2,746	2,788	3	1	19	2,621	2,747	2,807
General and administrative expenses	2,083	2,038	3,219	2	3	4	2,085	2,041	3,223
Commission expenses	422	393	389	0	0	0	422	393	389
Total other operating expenses	2,505	2,431	3,608	2	3	4	2,507	2,434	3,612
Total operating expenses	5,123	5,177	6,396	5	4	23	5,128	5,181	6,419
Income/(loss) from continuing operations before taxes	1,178	1,301	(529)	(9)	37	196	1,169	1,338	(333)
Income tax expense/(benefit)	236	366	(63)	0	0	0	236	366	(63)
Income/(loss) from continuing operations	942	935	(466)	(9)	37	196	933	972	(270)
Income/(loss) from discontinued operations	(10)	106	(2)	0	0	0	(10)	106	(2)
Net income/(loss)	932	1,041	(468)	(9)	37	196	923	1,078	(272)
Net income/(loss) attributable to noncontrolling interests	11	16	8	(9)	37	196	2	53	204
Net income/(loss) attributable to shareholders	921	1,025	(476)	–	–	–	921	1,025	(476)
of which from continuing operations	931	919	(474)	–	–	–	931	919	(474)
of which from discontinued operations	(10)	106	(2)	–	–	–	(10)	106	(2)
Statement of operations metrics (%)
Cost/income ratio	80.3	79.2	108.0	–	–	–	80.5	78.8	104.6
Pre-tax income margin	18.5	19.9	(8.9)	–	–	–	18.3	20.3	(5.4)
Effective tax rate	20.0	28.1	11.9	–	–	–	20.2	27.4	18.9
Net income margin [1]	14.4	15.7	(8.0)	–	–	–	14.5	15.6	(7.8)
1 Based on amounts attributable to shareholders.

Core Results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net interest income	2,133	2,149	1,742	(1)	22	9,055	8,100	12
Commissions and fees	3,215	3,256	3,430	(1)	(6)	13,058	13,249	(1)
Trading revenues	297	894	287	(67)	3	2,007	2,750	(27)
Other revenues	731	238	461	207	59	1,695	1,118	52
Net revenues	6,376	6,537	5,920	(2)	8	25,815	25,217	2
of which strategic results	6,000	6,287	6,024	(5)	0	25,126	25,475	(1)
of which non-strategic results	376	250	(104)	50	–	689	(258)	–
Provision for credit losses	75	59	53	27	42	186	167	11
Compensation and benefits	2,618	2,746	2,788	(5)	(6)	11,310	11,221	1
General and administrative expenses	2,083	2,038	3,219	2	(35)	9,249	8,587	8
Commission expenses	422	393	389	7	8	1,561	1,738	(10)
Total other operating expenses	2,505	2,431	3,608	3	(31)	10,810	10,325	5
Total operating expenses	5,123	5,177	6,396	(1)	(20)	22,120	21,546	3
of which strategic results	4,495	4,612	4,531	(3)	(1)	18,184	18,211	0
of which non-strategic results	628	565	1,865	11	(66)	3,936	3,335	18
Income/(loss) from continuing operations before taxes	1,178	1,301	(529)	(9)	–	3,509	3,504	0
of which strategic results	1,449	1,622	1,461	(11)	(1)	6,790	7,173	(5)
of which non-strategic results	(271)	(321)	(1,990)	(16)	(86)	(3,281)	(3,669)	(11)
Income tax expense/(benefit)	236	366	(63)	(36)	–	1,452	1,276	14
Income/(loss) from continuing operations	942	935	(466)	1	–	2,057	2,228	(8)
Income/(loss) from discontinued operations	(10)	106	(2)	–	400	102	145	(30)
Net income/(loss)	932	1,041	(468)	(10)	–	2,159	2,373	(9)
Net income attributable to noncontrolling interests	11	16	8	(31)	38	54	47	15
Net income/(loss) attributable to shareholders	921	1,025	(476)	(10)	–	2,105	2,326	(10)
of which strategic results	1,155	1,115	1,082	4	7	4,962	5,095	(3)
of which non-strategic results	(234)	(90)	(1,558)	160	(85)	(2,857)	(2,769)	3
Statement of operations metrics (%)
Return on regulatory capital [1]	11.4	12.8	–	–	–	8.8	8.9	–
Cost/income ratio	80.3	79.2	108.0	–	–	85.7	85.4	–
Pre-tax income margin	18.5	19.9	(8.9)	–	–	13.6	13.9	–
Effective tax rate	20.0	28.1	11.9	–	–	41.4	36.4	–
Net income margin [2]	14.4	15.7	(8.0)	–	–	8.2	9.2	–
Return on equity (%, annualized)
Return on equity – strategic results	10.9	11.0	10.8	–	–	12.2	13.4	–
Number of employees (full-time equivalents)
Number of employees	45,800	45,500	46,000	1	0	45,800	46,000	0
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, 2014 and 27% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Core Results – strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	4Q14	3Q14	4Q13	4Q14	3Q14	4Q13	4Q14	3Q14	4Q13
Statements of operations (CHF million)
Net revenues	6,000	6,287	6,024	376	250	(104)	6,376	6,537	5,920
Provision for credit losses	56	53	32	19	6	21	75	59	53
Compensation and benefits	2,414	2,635	2,586	204	111	202	2,618	2,746	2,788
Total other operating expenses	2,081	1,977	1,945	424	454	1,663	2,505	2,431	3,608
Total operating expenses	4,495	4,612	4,531	628	565	1,865	5,123	5,177	6,396
Income/(loss) from continuing operations before taxes	1,449	1,622	1,461	(271)	(321)	(1,990)	1,178	1,301	(529)
Income tax expense/(benefit)	283	491	371	(47)	(125)	(434)	236	366	(63)
Income/(loss) from continuing operations	1,166	1,131	1,090	(224)	(196)	(1,556)	942	935	(466)
Income/(loss) from discontinued operations	0	0	0	(10)	106	(2)	(10)	106	(2)
Net income/(loss)	1,166	1,131	1,090	(234)	(90)	(1,558)	932	1,041	(468)
Net income attributable to noncontrolling interests	11	16	8	0	0	0	11	16	8
Net income/(loss) attributable to shareholders	1,155	1,115	1,082	(234)	(90)	(1,558)	921	1,025	(476)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	268,428	268,668	241,680	15,820	17,652	24,423	284,248	286,320	266,103
Total assets	887,403	916,536	821,607	32,791	36,539	47,575	920,194	953,075	869,182
Swiss leverage exposure	1,138,417	1,162,670	1,030,749	75,046	76,834	99,856	1,213,463	1,239,504	1,130,605
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	3,226	3,125	3,429	3	(6)	12,637	13,442	(6)
of which strategic results	3,206	2,939	3,260	9	(2)	12,108	12,434	(3)
of which non-strategic results	20	186	169	(89)	(88)	529	1,008	(48)
Provision for credit losses	42	25	44	68	(5)	123	152	(19)
Compensation and benefits	1,265	1,194	1,314	6	(4)	4,984	5,331	(7)
General and administrative expenses	870	795	1,443	9	(40)	4,768	3,914	22
Commission expenses	167	168	204	(1)	(18)	674	805	(16)
Total other operating expenses	1,037	963	1,647	8	(37)	5,442	4,719	15
Total operating expenses	2,302	2,157	2,961	7	(22)	10,426	10,050	4
of which strategic results	2,160	2,041	2,185	6	(1)	8,270	8,725	(5)
of which non-strategic results	142	116	776	22	(82)	2,156	1,325	63
Income/(loss) before taxes	882	943	424	(6)	108	2,088	3,240	(36)
of which strategic results	1,007	872	1,048	15	(4)	3,726	3,627	3
of which non-strategic results	(125)	71	(624)	–	(80)	(1,638)	(387)	323
Statement of operations metrics (%)
Return on regulatory capital [1]	24.9	27.3	13.4	–	–	15.4	25.6	–
Cost/income ratio	71.4	69.0	86.4	–	–	82.5	74.8	–
Pre-tax income margin	27.3	30.2	12.4	–	–	16.5	24.1	–
Assets under management (CHF billion)
Assets under management	1,377.3	1,366.1	1,282.4	0.8	7.4	1,377.3	1,282.4	7.4
Net new assets	(3.0)	7.4	4.4	–	–	28.2	32.1	(12.1)
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,100	26,000	26,000	0	0	26,100	26,000	–
Number of relationship managers	4,260	4,270	4,330	0	(2)	4,260	4,330	(2)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, 2014 and 29% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Private Banking & Wealth Management (continued)
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Net revenue detail (CHF million)
Net interest income	995	980	1,058	2	(6)	3,924	4,252	(8)
Recurring commissions and fees	1,208	1,191	1,232	1	(2)	4,772	4,956	(4)
Transaction- and performance-based revenues	989	846	1,186	17	(17)	3,657	3,967	(8)
Other revenues [1]	34	108	(47)	(69)	–	284	267	6
Net revenues	3,226	3,125	3,429	3	(6)	12,637	13,442	(6)
Provision for credit losses (CHF million)
New provisions	61	43	76	42	(20)	216	281	(23)
Releases of provisions	(19)	(18)	(32)	6	(41)	(93)	(129)	(28)
Provision for credit losses	42	25	44	68	(5)	123	152	(19)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
Private Banking & Wealth Management – strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net interest income	985	968	1,038	2	(5)	3,870	4,155	(7)
Recurring commissions and fees	1,177	1,149	1,149	2	2	4,601	4,554	1
Transaction- and performance-based revenues	976	827	1,137	18	(14)	3,587	3,818	(6)
Other revenues	68	(5)	(64)	–	–	50	(93)	–
Net revenues	3,206	2,939	3,260	9	(2)	12,108	12,434	(3)
New provisions	58	43	58	35	0	186	210	(11)
Releases of provisions	(19)	(17)	(31)	12	(39)	(74)	(128)	(42)
Provision for credit losses	39	26	27	50	44	112	82	37
Compensation and benefits	1,216	1,150	1,242	6	(2)	4,775	5,027	(5)
General and administrative expenses	784	731	750	7	5	2,847	2,938	(3)
Commission expenses	160	160	193	0	(17)	648	760	(15)
Total other operating expenses	944	891	943	6	0	3,495	3,698	(5)
Total operating expenses	2,160	2,041	2,185	6	(1)	8,270	8,725	(5)
Income before taxes	1,007	872	1,048	15	(4)	3,726	3,627	3
of which Wealth Management Clients	577	536	466	8	24	2,260	2,050	10
of which Corporate & Institutional Clients	220	240	213	(8)	3	917	965	(5)
of which Asset Management	210	96	369	119	(43)	549	612	(10)
Statement of operations metrics (%)
Return on regulatory capital [1]	29.8	26.7	35.4	–	–	29.0	30.7	–
Cost/income ratio	67.4	69.4	67.0	–	–	68.3	70.2	–
Pre-tax income margin	31.4	29.7	32.1	–	–	30.8	29.2	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	102,407	100,114	89,428	2	15	102,407	89,428	15
Total assets	335,382	328,636	295,799	2	13	335,382	295,799	13
Swiss leverage exposure	369,355	362,285	326,195	2	13	369,355	326,195	13
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, 2014 and 29% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Wealth Management Clients
	in / end of				% change		in / end of		% change
	4Q14		3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	2,153		2,042	2,056	5	5	8,286	8,444	(2)
Provision for credit losses	10		17	18	(41)	(44)	60	78	(23)
Total operating expenses	1,566		1,489	1,572	5	0	5,966	6,316	(6)
Income before taxes	577		536	466	8	24	2,260	2,050	10
Statement of operations metrics (%)
Cost/income ratio	72.7		72.9	76.5	–	–	72.0	74.8	–
Pre-tax income margin	26.8		26.2	22.7	–	–	27.3	24.3	–
Net revenue detail (CHF million)
Net interest income	695		695	760	0	(9)	2,784	3,050	(9)
Recurring commissions and fees	765		744	742	3	3	2,967	2,956	0
Transaction- and performance-based revenues	600		603	554	0	8	2,442	2,438	0
Other revenues	93	[1]	0	0	–	–	93	0	–
Net revenues	2,153		2,042	2,056	5	5	8,286	8,444	(2)
Gross and net margin (annualized) (bp)
Net interest income	32		33	38	–	–	33	38	–
Recurring commissions and fees	35		35	38	–	–	36	38	–
Transaction- and performance-based revenues	28		29	28	–	–	29	31	–
Other revenues	4		0	0	–	–	1	0	–
Gross margin [2]	99		97	104	–	–	99	107	–
Net margin [3]	27		25	23	–	–	27	26	–
Number of relationship managers
Switzerland	1,670		1,670	1,590	0	5	1,670	1,590	5
EMEA	1,030		1,050	1,180	(2)	(13)	1,030	1,180	(13)
Americas	540		550	560	(2)	(4)	540	560	(4)
Asia Pacific	490		480	440	2	11	490	440	11
Number of relationship managers	3,730		3,750	3,770	(1)	(1)	3,730	3,770	(1)
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Reflects a gain on the sale of the local affluent and upper affluent business in Italy and a gain related to the partial sale of an investment in Euroclear.
2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.

Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	518	488	485	6	7	1,973	1,996	(1)
Provision for credit losses	29	9	9	222	222	52	4	–
Total operating expenses	269	239	263	13	2	1,004	1,027	(2)
Income before taxes	220	240	213	(8)	3	917	965	(5)
Statement of operations metrics (%)
Cost/income ratio	51.9	49.0	54.2	–	–	50.9	51.5	–
Pre-tax income margin	42.5	49.2	43.9	–	–	46.5	48.3	–
Net revenue detail (CHF million)
Net interest income	290	273	278	6	4	1,086	1,105	(2)
Recurring commissions and fees	112	113	108	(1)	4	460	451	2
Transaction- and performance-based revenues	111	107	102	4	9	453	455	0
Other revenues [1]	5	(5)	(3)	–	–	(26)	(15)	73
Net revenues	518	488	485	6	7	1,973	1,996	(1)
Number of relationship managers
Number of relationship managers (Switzerland)	530	520	560	2	(5)	530	560	(5)
1
Includes fair value losses on the Clock Finance transaction and a gain related to the partial sale of an investment in Euroclear in 4Q14. Other periods presented relate to fair value gains/(losses) on the Clock Finance transaction.

Asset Management
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	535	409	719	31	(26)	1,849	1,994	(7)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	325	313	350	4	(7)	1,300	1,382	(6)
Income before taxes	210	96	369	119	(43)	549	612	(10)
Statement of operations metrics (%)
Cost/income ratio	60.7	76.5	48.7	–	–	70.3	69.3	–
Pre-tax income margin	39.3	23.5	51.3	–	–	29.7	30.7	–
Net revenue detail (CHF million)
Recurring commissions and fees	300	292	299	3	0	1,174	1,147	2
Transaction- and performance-based revenues	265	117	481	126	(45)	692	925	(25)
Other revenues	(30)	0	(61)	–	(51)	(17)	(78)	(78)
Net revenues	535	409	719	31	(26)	1,849	1,994	(7)
Net revenue detail by type (CHF million)
Asset management fees	300	292	299	3	0	1,174	1,147	2
Placement, transaction and other fees	84	63	116	33	(28)	262	284	(8)
Performance fees and carried interest	148	22	342	–	(57)	309	542	(43)
Equity participations income	22	21	12	5	83	73	44	66
Fee-based revenues	554	398	769	39	(28)	1,818	2,017	(10)
Investment-related gains/(losses)	(15)	11	19	–	–	21	52	(60)
Equity participations and other gains/(losses)	(4)	0	(68)	–	(94)	(1)	(86)	(99)
Other revenues [1]	0	0	(1)	–	100	11	11	0
Net revenues	535	409	719	31	(26)	1,849	1,994	(7)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	57	42	87	–	–	48	58	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Private Banking & Wealth Management – non-strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	20	186	169	(89)	(88)	529	1,008	(48)
Provision for credit losses	3	(1)	17	–	(82)	11	70	(84)
Compensation and benefits	49	44	72	11	(32)	209	304	(31)
Total other operating expenses	93	72	704	29	(87)	1,947	1,021	91
Total operating expenses	142	116	776	22	(82)	2,156	1,325	63
Income/(loss) before taxes	(125)	71	(624)	–	(80)	(1,638)	(387)	323
Revenue details (CHF million)
Restructuring of select onshore businesses	3	122	28	(98)	(89)	169	164	3
Legacy cross-border business and small markets	35	38	52	(8)	(33)	158	203	(22)
Restructuring of former Asset Management division	(29)	12	54	–	–	155	534	(71)
Other	11	14	35	(21)	(69)	47	107	(56)
Net revenues	20	186	169	(89)	(88)	529	1,008	(48)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	5,854	6,612	6,079	(11)	(4)	5,854	6,079	(4)
Total assets	10,567	13,396	20,692	(21)	(49)	10,567	20,692	(49)
Swiss leverage exposure	11,247	14,230	21,589	(21)	(48)	11,247	21,589	(48)
Investment Banking
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	2,454	3,303	2,668	(26)	(8)	12,515	12,565	0
of which strategic results	2,748	3,419	2,781	(20)	(1)	13,087	13,096	0
of which non-strategic results	(294)	(116)	(113)	153	160	(572)	(531)	8
Provision for credit losses	30	36	8	(17)	275	61	13	369
Compensation and benefits	1,179	1,450	1,355	(19)	(13)	5,649	5,435	4
General and administrative expenses	992	1,076	1,667	(8)	(40)	3,813	4,477	(15)
Commission expenses	241	225	202	7	19	885	921	(4)
Total other operating expenses	1,233	1,301	1,869	(5)	(34)	4,698	5,398	(13)
Total operating expenses	2,412	2,751	3,224	(12)	(25)	10,347	10,833	(4)
of which strategic results	2,155	2,395	2,296	(10)	(6)	9,305	9,195	1
of which non-strategic results	257	356	928	(28)	(72)	1,042	1,638	(36)
Income before taxes	12	516	(564)	(98)	–	2,107	1,719	23
of which strategic results	579	995	481	(42)	20	3,744	3,894	(4)
of which non-strategic results	(567)	(479)	(1,045)	18	(46)	(1,637)	(2,175)	(25)
Statement of operations metrics (%)
Return on regulatory capital [1]	0.2	8.3	–	–	–	8.8	6.7	–
Cost/income ratio	98.3	83.3	120.8	–	–	82.7	86.2	–
Pre-tax income margin	0.5	15.6	(21.1)	–	–	16.8	13.7	–
Number of employees (full-time equivalents)
Number of employees	19,400	19,200	19,700	1	(2)	19,400	19,700	(2)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, 2014 and 26% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Investment Banking (continued)
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Net revenue detail (CHF million)
Debt underwriting	307	519	482	(41)	(36)	1,777	1,902	(7)
Equity underwriting	205	214	273	(4)	(25)	870	766	14
Total underwriting	512	733	755	(30)	(32)	2,647	2,668	(1)
Advisory and other fees	237	170	194	39	22	748	658	14
Total underwriting and advisory	749	903	949	(17)	(21)	3,395	3,326	2
Fixed income sales and trading	610	1,440	746	(58)	(18)	4,967	4,823	3
Equity sales and trading	1,185	1,071	1,050	11	13	4,591	4,750	(3)
Total sales and trading	1,795	2,511	1,796	(29)	0	9,558	9,573	0
Other	(90)	(111)	(77)	(19)	17	(438)	(334)	31
Net revenues	2,454	3,303	2,668	(26)	(8)	12,515	12,565	–
Investment Banking – strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Debt underwriting	307	519	483	(41)	(36)	1,777	1,902	(7)
Equity underwriting	205	214	273	(4)	(25)	870	765	14
Total underwriting	512	733	756	(30)	(32)	2,647	2,667	(1)
Advisory and other fees	238	170	194	40	23	749	658	14
Total underwriting and advisory	750	903	950	(17)	(21)	3,396	3,325	2
Fixed income sales and trading	850	1,551	794	(45)	7	5,457	5,232	4
Equity sales and trading	1,231	1,069	1,068	15	15	4,625	4,847	(5)
Total sales and trading	2,081	2,620	1,862	(21)	12	10,082	10,079	0
Other	(83)	(104)	(31)	(20)	168	(391)	(308)	27
Net revenues	2,748	3,419	2,781	(20)	(1)	13,087	13,096	0
Provision for credit losses	14	29	4	(52)	250	38	7	443
Compensation and benefits	1,137	1,412	1,322	(19)	(14)	5,494	5,267	4
General and administrative expenses	785	766	784	2	0	2,957	3,048	(3)
Commission expenses	233	217	190	7	23	854	880	(3)
Total other operating expenses	1,018	983	974	4	5	3,811	3,928	(3)
Total operating expenses	2,155	2,395	2,296	(10)	(6)	9,305	9,195	1
Income before taxes	579	995	481	(42)	20	3,744	3,894	(4)
Statement of operations metrics (%)
Return on regulatory capital [1]	9.9	17.1	8.9	–	–	16.8	17.3	–
Cost/income ratio	78.4	70.0	82.6	–	–	71.1	70.2	–
Pre-tax income margin	21.1	29.1	17.3	–	–	28.6	29.7	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	149,849	152,316	136,946	(2)	9	149,849	136,946	9
Risk-weighted assets – Basel III (USD)	151,420	159,410	153,898	(5)	(2)	151,420	153,898	(2)
Total assets	506,820	541,941	492,829	(6)	3	506,820	492,829	3
Swiss leverage exposure	722,037	755,332	665,953	(4)	8	722,037	665,953	8
Swiss leverage exposure (USD)	729,607	790,509	748,388	(8)	(3)	729,607	748,388	(3)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, 2014 and 28% in 2013 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Investment Banking – non-strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	(294)	(116)	(113)	153	160	(572)	(531)	8
Provision for credit losses	16	7	4	129	300	23	6	283
Compensation and benefits	42	38	33	11	27	155	168	(8)
Total other operating expenses	215	318	895	(32)	(76)	887	1,470	(40)
of which litigation	133	227	842	(41)	(84)	583	1,223	(52)
Total operating expenses	257	356	928	(28)	(72)	1,042	1,638	(36)
Loss before taxes	(567)	(479)	(1,045)	18	(46)	(1,637)	(2,175)	(25)
Revenue details (CHF million)
Fixed income wind-down	(205)	(16)	60	–	–	(320)	(32)	–
Legacy rates business	(6)	(52)	(1)	(88)	500	(79)	12	–
Legacy funding costs	(33)	(35)	(94)	(6)	(65)	(148)	(381)	(61)
Other	(50)	(13)	(78)	285	(36)	(25)	(130)	(81)
Net revenues	(294)	(116)	(113)	153	160	(572)	(531)	8
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	9,966	11,040	18,344	(10)	(46)	9,966	18,344	(46)
Risk-weighted assets – Basel III (USD)	10,070	11,554	20,615	(13)	(51)	10,070	20,615	(51)
Total assets	22,224	23,143	26,883	(4)	(17)	22,224	26,883	(17)
Swiss leverage exposure	63,799	62,604	78,267	2	(18)	63,799	78,267	(18)
Swiss leverage exposure (USD)	64,468	65,520	87,955	(2)	(27)	64,468	87,955	(27)
Corporate Center results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	696	109	(177)	–	–	663	(790)	–
Provision for credit losses	3	(2)	1	–	200	2	2	0
Compensation and benefits	174	102	119	71	46	677	455	49
General and administrative expenses	221	167	109	32	103	668	196	241
Commission expenses	14	0	(17)	–	–	2	12	(83)
Total other operating expenses	235	167	92	41	155	670	208	222
Total operating expenses	409	269	211	52	94	1,347	663	103
Income/(loss) before taxes	284	(158)	(389)	–	–	(686)	(1,455)	(53)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	16,172	16,238	15,306	0	6	16,172	15,306	6
Total assets	45,201	45,959	32,979	(2)	37	45,201	32,979	37
Swiss leverage exposure	47,025	45,053	38,601	4	22	47,025	38,601	22
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	4Q14	3Q14	4Q13	QoQ	YoY	2014	2013	YoY
Statements of operations (CHF million)
Net revenues	650	180	(160)	261	–	732	(735)	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	229	93	161	146	42	738	372	98
Income/(loss) before taxes	421	87	(321)	384	–	(6)	(1,107)	(99)
of which fair value impact from movements in own credit spreads	324	351	(202)	(8)	–	545	(315)	–
of which realignment costs [1]	(206)	(69)	(131)	199	57	(473)	(394)	20
of which IT architecture simplification expenses	(82)	(69)	(69)	19	19	(293)	(128)	129
of which real estate sales	375	–	68	–	451	414	68	–
of which litigation provisions	21	–	–	–	–	21	–	–
of which legacy funding costs [2]	(22)	(21)	6	5	–	(71)	(57)	25
of which reclassifications to discontinued operations [3]	9	(106)	5	–	80	(143)	(220)	(35)
of which other non-strategic items	2	1	2	100	–	(6)	(61)	(90)
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
3
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
in	4Q14	3Q14	4Q13	2014	2013
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	324	351	(202)	545	(315)
of which fair value gains/(losses) on own long-term vanilla debt	205	252	(180)	336	(268)
of which fair value gains/(losses) from DVA on structured notes	164	97	(69)	261	(130)
of which fair value gains/(losses) on stand-alone derivatives	(45)	2	47	(52)	83

Assets under management – Group
	end of				% change
	4Q14	3Q14	4Q13	QoQ	YoY
Assets under management (CHF billion)
Wealth Management Clients	874.5	864.3	790.7	1.2	10.6
Corporate & Institutional Clients	275.9	266.6	250.0	3.5	10.4
Asset Management	388.5	391.1	352.3	(0.7)	10.3
Non-strategic	10.8	13.4	44.4	(19.4)	(75.7)
Assets managed across businesses [1]	(172.4)	(169.3)	(155.0)	1.8	11.2
Assets under management	1,377.3	1,366.1	1,282.4	0.8	7.4
of which continuing operations	1,377.3	1,366.1	1,253.4	0.8	9.9
of which discontinued operations	0.0	0.0	29.0	–	(100.0)
Assets under management from continuing operations	1,377.3	1,366.1	1,253.4	0.8	9.9
of which discretionary assets	429.0	434.5	397.6	(1.3)	7.9
of which advisory assets	948.3	931.6	855.8	1.8	10.8
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
Net new assets – Group
in	4Q14	3Q14	4Q13	2014	2013
Net new assets (CHF billion)
Wealth Management Clients	4.4	5.1	1.7	27.5	18.9
Corporate & Institutional Clients	3.6	0.9	4.0	5.5	8.8
Asset Management	(10.6)	3.3	(0.5)	3.7	15.0
Non-strategic	(2.8)	(1.4)	(1.0)	(8.2)	(5.9)
Assets managed across businesses [1]	2.4	(0.5)	0.2	(0.3)	(4.7)
Net new assets	(3.0)	7.4	4.4	28.2	32.1
of which continuing operations	(3.0)	7.8	4.2	30.2	36.1
of which discontinued operations	0.0	(0.4)	0.2	(2.0)	(4.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

BIS statistics – Basel III – Group
	Phase-in							Look-through
							% change				% change
end of	4Q14		3Q14		4Q13		QoQ	4Q14	3Q14	4Q13	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,189		43,864		42,164		1	44,189	43,864	42,164	1
Regulatory adjustments [1]	(375)		(669)		(1,069)		(44)	(375)	(669)	(1,069)	(44)
Adjustments subject to phase-in	(248)	[2]	(1,359)		1,894	[3]	(82)	(14,938)	(15,274)	(14,615)	(2)
CET1 capital	43,566		41,836	[0]	42,989		4	28,876	27,921	26,480	3
Additional tier 1 instruments	11,316	[4]	10,884		7,484		4	11,316	10,884	7,484	4
Additional tier 1 instruments subject to phase-out [5]	2,473		2,345		3,652		5	–	–	–	–
Deductions from additional tier 1 capital	(7,307)	[6]	(6,889)		(8,064)		6	–	–	–	–
Additional tier 1 capital	6,482		6,340		3,072		2	11,316	10,884	7,484	4
Total tier 1 capital	50,048		48,176		46,061		4	40,192	38,805	33,964	4
Tier 2 instruments	6,984	[7]	6,735		6,263		4	6,984	6,735	6,263	4
Tier 2 instruments subject to phase-out	4,190		4,150		4,321		1	–	–	–	–
Deductions from tier 2 capital	(227)		(248)		(357)		(8)	–	–	(18)	–
Tier 2 capital	10,947		10,637		10,227		3	6,984	6,735	6,245	4
Total eligible capital	60,995		58,813		56,288		4	47,176	45,540	40,209	4
Risk-weighted assets (CHF million)
Credit risk	192,663		194,293		175,631		(1)	185,501	187,734	167,888	(1)
Market risk	34,468		33,655		39,133		2	34,468	33,655	39,133	2
Operational risk	58,413		59,050		53,075		(1)	58,413	59,050	53,075	(1)
Non-counterparty risk	5,866		5,881		6,007		0	5,866	5,881	6,007	0
Risk-weighted assets	291,410		292,879		273,846		(1)	284,248	286,320	266,103	(1)
Capital ratios (%)
CET1 ratio	15.0		14.3		15.7		–	10.2	9.8	10.0	–
Tier 1 ratio	17.2		16.4		16.8		–	14.1	13.6	12.8	–
Total capital ratio	20.9		20.1		20.6		–	16.6	15.9	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 7.1 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 capital movement – Basel III
	4Q14	3Q14
CET1 capital (CHF million)
Balance at beginning of period	41,836	39,453
Net income/(loss)	921	1,025
Foreign exchange impact	657	1,499
Other [1]	152	(141)
Balance at end of period	43,566	41,836
1
Reflects the net effect of share-based compensation, the impact of a dividend accrual, which in 4Q14 includes the assumption that 50% of the proposed dividend is distributed in shares, and a change in other regulatory adjustments.

Risk-weighted assets by division – Basel III
	end of			% change
	4Q14	3Q14	4Q13	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	108,261	106,726	95,507	1
Investment Banking	159,815	163,356	155,290	(2)
Corporate Center	23,334	22,797	23,049	2
Risk-weighted assets	291,410	292,879	273,846	(1)
Risk-weighted asset movement by risk type – Basel III
	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
4Q14 (CHF million)
Balance at beginning of period	180,909	13,384	33,655	59,050	5,881	292,879
Foreign exchange impact	3,797	167	455	0	0	4,419
Movements in risk levels	(7,480)	1,544	65	0	(15)	(5,886)
Model and parameter updates [1]	123	(397)	108	(637)	0	(803)
Methodology and policy – internal [2]	184	432	185	0	0	801
Balance at end of period	177,533	15,130	34,468	58,413	5,866	291,410
1 Represents movements arising from updates to models and recalibrations of parameters.
2 Represents internal changes impacting how exposures are treated.
Swiss statistics – Basel III – Group
	Phase-in					Look-through
					% change				% change
end of	4Q14		3Q14	4Q13	QoQ	4Q14	3Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	43,566		41,836	42,989	4	28,876	27,921	26,480	3
Swiss regulatory adjustments [1]	(133)		(126)	1,658	6	(143)	(135)	1,824	6
Swiss CET1 capital [2]	43,433		41,710	44,647	4	28,733	27,786	28,304	3
High-trigger capital instruments	8,893	[3]	8,654	7,743	3	8,893	8,654	7,743	3
Low-trigger capital instruments	9,406	[4]	8,965	6,005	5	9,406	8,965	6,005	5
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,663		6,495	–	3	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(7,533)		(7,137)	–	6	–	–	–	–
Swiss total eligible capital [2]	60,862		58,687	58,395	4	47,032	45,405	42,052	4
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	291,410		292,879	273,846	(1)	284,248	286,320	266,103	(1)
Swiss regulatory adjustments [6]	1,058		950	1,015	11	1,057	949	1,031	11
Swiss risk-weighted assets	292,468		293,829	274,861	0	285,305	287,269	267,134	(1)
Swiss capital ratios (%)
Swiss CET1 ratio	14.9		14.2	16.2	–	10.1	9.7	10.6	–
Swiss total capital ratio	20.8		20.0	21.2	–	16.5	15.8	15.7	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
4 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

Swiss leverage ratio – Group
	Phase-in				Look-through
				% change				% change
end of	4Q14	3Q14	4Q13	QoQ	4Q14	3Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	60,862	58,687	58,395	4	47,032	45,405	42,052	4
Exposure (CHF million) [1]
Balance sheet assets	938,264	923,155	890,242	2	938,264	923,155	890,242	2
Off-balance sheet exposures	153,713	152,617	133,426	1	153,713	152,617	133,426	1
Regulatory adjustments	135,549	128,977	130,150	5	120,766	114,868	113,596	5
Total average exposure	1,227,526	1,204,749	1,153,818	2	1,212,743	1,190,640	1,137,264	2
Swiss leverage ratio (%)
Swiss leverage ratio	5.0	4.9	5.1	–	3.9	3.8	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.
One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
4Q14 (CHF million)
Average	10	36	8	1	19	(29)		45
Minimum	7	33	6	0	16	–	[1]	36
Maximum	16	39	13	2	25	–	[1]	53
End of period	9	39	7	1	20	(29)		47
3Q14 (CHF million)
Average	12	32	10	1	18	(30)		43
Minimum	10	29	6	1	14	–	[1]	38
Maximum	15	35	15	2	23	–	[1]	56
End of period	11	35	11	1	18	(34)		42
4Q13 (CHF million)
Average	12	34	8	2	17	(33)		40
Minimum	8	32	3	1	13	–	[1]	33
Maximum	16	37	15	3	24	–	[1]	45
End of period	10	32	6	3	24	(30)		45
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q14	3Q14	4Q13	2014	2013
Consolidated statements of operations (CHF million)
Interest and dividend income	4,406	4,520	4,073	19,061	19,556
Interest expense	(2,280)	(2,376)	(2,326)	(10,027)	(11,441)
Net interest income	2,126	2,144	1,747	9,034	8,115
Commissions and fees	3,213	3,254	3,425	13,051	13,226
Trading revenues	287	904	295	2,026	2,739
Other revenues	746	276	672	2,131	1,776
Net revenues	6,372	6,578	6,139	26,242	25,856
Provision for credit losses	75	59	53	186	167
Compensation and benefits	2,621	2,747	2,807	11,334	11,256
General and administrative expenses	2,085	2,041	3,223	9,257	8,599
Commission expenses	422	393	389	1,561	1,738
Total other operating expenses	2,507	2,434	3,612	10,818	10,337
Total operating expenses	5,128	5,181	6,419	22,152	21,593
Income/(loss) from continuing operations before taxes	1,169	1,338	(333)	3,904	4,096
Income tax expense/(benefit)	236	366	(63)	1,452	1,276
Income/(loss) from continuing operations	933	972	(270)	2,452	2,820
Income/(loss) from discontinued operations, net of tax	(10)	106	(2)	102	145
Net income/(loss)	923	1,078	(272)	2,554	2,965
Net income attributable to noncontrolling interests	2	53	204	449	639
Net income/(loss) attributable to shareholders	921	1,025	(476)	2,105	2,326
of which from continuing operations	931	919	(474)	2,003	2,181
of which from discontinued operations	(10)	106	(2)	102	145
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	0.55	(0.37)	1.15	1.14
Basic earnings/(loss) per share from discontinued operations	(0.01)	0.06	0.00	0.06	0.08
Basic earnings/(loss) per share	0.54	0.61	(0.37)	1.21	1.22
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	0.54	0.55	(0.37)	1.14	1.14
Diluted earnings/(loss) per share from discontinued operations	(0.01)	0.06	0.00	0.06	0.08
Diluted earnings/(loss) per share	0.53	0.61	(0.37)	1.20	1.22

Consolidated balance sheets
end of	4Q14	3Q14	4Q13
Assets (CHF million)
Cash and due from banks	79,349	78,119	68,692
Interest-bearing deposits with banks	1,244	1,211	1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208	187,261	160,022
Securities received as collateral, at fair value	26,854	22,246	22,800
Trading assets, at fair value	241,131	245,829	229,413
Investment securities	2,791	2,484	2,987
Other investments	8,613	8,275	10,329
Net loans	272,551	265,243	247,054
Premises and equipment	4,641	4,875	5,091
Goodwill	8,644	8,435	7,999
Other intangible assets	249	251	210
Brokerage receivables	41,629	61,519	52,045
Other assets	70,511	68,614	63,065
Assets of discontinued operations held-for-sale	0	0	1,584
Total assets	921,415	954,362	872,806
Liabilities and equity (CHF million)
Due to banks	26,009	30,548	23,108
Customer deposits	369,058	363,220	333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	89,905	94,032
Obligation to return securities received as collateral, at fair value	26,854	22,246	22,800
Trading liabilities, at fair value	72,655	77,902	76,635
Short-term borrowings	25,921	32,310	20,193
Long-term debt	177,898	163,676	130,042
Brokerage payables	56,977	76,708	73,154
Other liabilities	50,693	52,896	51,447
Liabilities of discontinued operations held-for-sale	0	0	1,140
Total liabilities	876,184	909,411	825,640
Common shares	64	64	64
Additional paid-in capital	27,007	26,851	27,853
Retained earnings	32,313	31,417	30,261
Treasury shares, at cost	(192)	(163)	(139)
Accumulated other comprehensive income/(loss)	(15,003)	(14,305)	(15,875)
Total shareholders' equity	44,189	43,864	42,164
Noncontrolling interests	1,042	1,087	5,002
Total equity	45,231	44,951	47,166

Total liabilities and equity	921,415	954,362	872,806

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
4Q14 (CHF million)
Balance at beginning of period	64	26,851		31,417	(163)	(14,305)	43,864	1,087	44,951
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(76)	(76)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	4	4
Net income/(loss)	–	–		921	–	–	921	2	923
Total other comprehensive income/(loss), net of tax	–	–		–	–	(698)	(698)	35	(663)
Sale of treasury shares	–	(7)		–	2,252	–	2,245	–	2,245
Repurchase of treasury shares	–	–		–	(2,291)	–	(2,291)	–	(2,291)
Share-based compensation, net of tax	–	339	[3]	–	10	–	349	–	349
Financial instruments indexed to own shares [4]	–	(171)		–	–	–	(171)	–	(171)
Dividends paid	–	–		(25)	–	–	(25)	–	(25)
Changes in scope of consolidation, net	–	–		–	–	–	–	(14)	(14)
Other	–	(5)		–	–	–	(5)	4	(1)
Balance at end of period	64	27,007		32,313	(192)	(15,003)	44,189	1,042	45,231
2014 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(2,143)	(1,905)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	39	39
Net income/(loss)	–	–		2,105	–	–	2,105	449	2,554
Total other comprehensive income/(loss), net of tax	–	–		–	–	872	872	91	963
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(15)		–	9,409	–	9,394	–	9,394
Repurchase of treasury shares	–	–		–	(10,197)	–	(10,197)	–	(10,197)
Share-based compensation, net of tax	–	(105)	[5]	–	735	–	630	–	630
Financial instruments indexed to own shares [4]	–	(80)		–	–	–	(80)	–	(80)
Dividends paid	–	(1,177)	[6]	(53)	–	–	(1,230)	(22)	(1,252)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,378)	(2,378)
Other	–	(6)		–	–	–	(6)	4	(2)
Balance at end of period	64	27,007		32,313	(192)	(15,003)	44,189	1,042	45,231
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax benefit of CHF 5 million from the excess fair value of shares delivered over recognized compensation expense.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Includes a net tax charge of CHF (70) million from the excess recognized compensation expense over fair value of shares delivered.
6 Paid out of reserves from capital contributions.

Earnings per share
in	4Q14	3Q14	4Q13		2014	2013
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	931	919	(474)		2,003	2,181
Income/(loss) from discontinued operations, net of tax	(10)	106	(2)		102	145
Net income/(loss) attributable to shareholders	921	1,025	(476)		2,105	2,326
Preferred securities dividends	(25)	–	(122)		(53)	(236)
Net income/(loss) attributable to shareholders for basic earnings per share	896	1,025	(598)		2,052	2,090
Available for common shares	863	985	(598)		1,962	1,868
Available for unvested share-based payment awards	33	40	0		90	152
Available for mandatory convertible securities [1]	–	–	–		–	70
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	896	1,025	(598)		2,052	2,090
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–	–	–		–	–
Net income/(loss) attributable to shareholders for diluted earnings per share	896	1,025	(598)		2,052	2,090
Available for common shares	863	986	(598)		1,962	1,868
Available for unvested share-based payment awards	33	39	0		90	152
Available for mandatory convertible securities [1]	–	–	–		–	70
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,610.6	1,608.7	1,601.9		1,616.4	1,532.9
Dilutive contracts that may be settled in shares or cash [3]	–	–	–		–	–
Dilutive share options and warrants	0.8	0.9	0.0		0.8	1.4
Dilutive share awards	25.5	18.2	0.0		12.2	1.2
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,636.9	1,627.8	1,601.9	[5]	1,629.4	1,535.5
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	62.2	64.9	122.0		72.7	125.0
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–	–	–		–	63.0
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	0.55	(0.37)		1.15	1.14
Basic earnings/(loss) per share from discontinued operations	(0.01)	0.06	0.00		0.06	0.08
Basic earnings/(loss) per share available for common shares	0.54	0.61	(0.37)		1.21	1.22
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	0.54	0.55	(0.37)		1.14	1.14
Diluted earnings/(loss) per share from discontinued operations	(0.01)	0.06	0.00		0.06	0.08
Diluted earnings/(loss) per share available for common shares	0.53	0.61	(0.37)		1.20	1.22
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which were reflected in the net results of the Group until the awards were finally settled. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares. Fair value of the PAF2 units which were reflected in the net profit of the Group were not adjusted for 4Q13 and 2013, respectively, as the effect would be antidilutive.

3
Reflects weighted-average shares outstanding on PAF2 units. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares. Weighted-average shares on PAF2 units for 4Q13 and 2013, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.1 million, 8.7 million, 36.0 million, 8.9 million and 35.9 million for 4Q14, 3Q14, 4Q13, 2014 and 2013, respectively.

5
Due to the net loss in 4Q13, 1.7 million weighted-average share options and warrants outstanding and 0.8 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the average of 10% of risk-weighted assets and 2.4% of the leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.